POISED FOR

Success

WMS Industries Inc.

2004 Annual Report


DELUXE

WMS Industries Inc. (NYSE: WMS)

IS EXCLUSIVELY FOCUSED ON THE GAMING INDUSTRY THROUGH THE CREATION, DESIGN, MANUFACTURE AND MARKETING OF HIGH-EARNING VIDEO AND MECHANICAL REEL SPINNING SLOT MACHINES AND VIDEO LOTTERY TERMINALS. WMS' MISSION IS TO CREATE THE MOST ENTERTAINING GAMING PRODUCTS IN THE WORLD AND SERVICE ITS CUSTOMERS WITH AN UNCOMPROMISING PASSION FOR QUALITY. ALL OF OUR EMPLOYEES EMBRACE OUR CORE VALUES OF INNOVATION, TENACITY, PASSION, QUALITY AND INTEGRITY AND ARE GUIDED BY THE FUNDAMENTAL PRINCIPLE OF TEAMWORK.

New Unit Shipments Increase

84%

Average Selling Price of New *BlueBird*™ Gaming Devices

$10,037

Total Revenues Rise

29%

	Years Ended June 30				
	2000	2001	2002	2003	2004
Total Revenues	$218	$264	$175	$179	$230
Total Costs and Expenses	150	220	162	197	232
Operating Income (Loss)	68	44	13	(18)	(2)
Income (Loss) from Continuing Operations	44	32	10	(8)	(1)
Discontinued Operations, Net of Income Taxes	(14)	4	—	—	—
Net Income (Loss)	30	36	10	(8)	(1)

WE **ACCOMPLISHED** ALL OF OUR PRIMARY OPERATING **OBJECTIVES** IN FISCAL **2004**. WE SUCCESSFULLY **LEVERAGED** OUR NEW ***CPU-NXT*** OPERATING SYSTEM AND OUR AWARD WINNING ***BLUEBIRD*** GAMING CABINET INTO NEW UNIT ORDERS AND UPGRADES, RECEIVED VIRTUALLY ALL OF THE NECESSARY **REGULATORY APPROVALS** AND **LAUNCHED** EXCITING NEW **PRODUCT LINES**.



Orrin J. Edidin
Executive Vice President and Chief Operating Officer

Brian R. Gamache
President and CEO

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

In business, there may be no greater satisfaction than gazing upon the proud, determined faces of employees who, upon learning that their company has returned to profitability, realize that over two years of restructuring, recovery and rebuilding are starting to pay dividends. In large measure, that sense of satisfaction describes fiscal 2004 at WMS.

In December 2003, we began shipping new video games powered by our new *CPU-NXT*™ operating system in our new *Bluebird* gaming cabinet. The higher net win of our new games generated impressive customer demand and contributed to positive earnings in the second half of fiscal 2004. For the entire year, we nearly achieved breakeven performance, a great improvement from the prior year loss of $0.27 per share.

We accomplished all of our primary operating objectives in fiscal 2004. We successfully leveraged our new *CPU-NXT* operating system and our award winning *Bluebird* gaming cabinet into new unit orders and upgrades, received virtually all of the necessary regulatory approvals and launched exciting new product lines. As a result, we are on the threshold of achieving two strategic goals: emerging as a competitive force with a full product line of gaming devices to serve the *entire* slot floor; and capitalizing on the growing worldwide demand for gaming devices.


LOSE!
Every CAN'T LOSE! Bonus Spin is a



Fairy's Fortune

WE ARE BROADENING OUR APPEAL AMONG SLOT MANAGERS AND CONSUMERS BY OFFERING OUR CREATIVE GAME CONTENT ACROSS ALL CATEGORIES OF GAMING MACHINES.


PLAY

Long known for our great games, we are broadening our appeal among slot managers and consumers by offering our creative game content across all categories of gaming machines. With enhanced and expanded offerings in our traditional video product line and new entries in mechanical reel, wide-area progressive and poker products, we expect to garner market share growth on casino floors worldwide. We are now positioned to serve 100% of our customers' gaming device needs instead of the 25% we accommodated in prior years.

How WMS arrived at this emergent position at the onset of fiscal 2005 is a story about a focused, company-wide effort to leverage investments in people, products and technologies to renew our franchise among casino operators and players. Our committed, dedicated and determined employees are the true authors of this story. By June 30, 2004, the results of their efforts were beginning to propel us toward an exciting future.

In fiscal 2003, we stabilized our legacy operating systems to support our installed base of over 50,000 video gaming devices in casinos. In fiscal 2004, we went to market with *CPU-NXT*—our powerful new operating system—and with our new *Bluebird* gaming cabinet, both of which provide a much more flexible environment for game development and greater player satisfaction. The response from our casino customers has been very encouraging as new unit shipments and upgrades produced immediate improvements in the earnings power of our gaming devices.


REVENUES
$175
$179
$230
2002
2003
2004


PASSWORD
4838
CREDITS
5¢
15
ROSE MARIE
PASSWORD



Our Focus has always been to create Great Games! With our NEW TECHNOLOGY we are able to roll out SUPERIOR content.


POKER



The advances in our technology, along with substantial investments in intellectual property, creative product development staff and content licensing, helped us arrive at the G2E trade show in September 2003 with a full slate of customer-ready games. But in gaming, time-to-market is not just a function of internal product readiness. It is also a matter of intense product scrutiny by each of six North American gaming labs and various international regulatory authorities that—one by one—must approve our operating systems, gaming cabinets, alternative peripheral equipment, ticket-in ticket-out cashless gaming systems, and new games.

One of our most significant achievements for fiscal 2004, therefore, was our success in receiving timely approvals from the gaming labs that qualify our products. To shorten the time from lab testing to market commercialization, we regionalized our approach to product regulatory affairs for our concurrent product submissions. As we entered fiscal 2005, we had approvals in hand for substantially all of our products.

Our technology platforms and gaming cabinets produce the comfort, speed and reliability that our casino customers must deliver to their patrons. But when it comes to attracting consumers to casino games, game methodology and content are king. That's why we continue to invest heavily in game development, intellectual property and brand names. They are the lifeblood of our success.

In fiscal 2004, we continued to aggressively pursue content-related development. Our creative product development staff, which has grown from 190 in 2001 to 382 in 2004, expanded the content derived from our most successful game themes—such as *MONOPOLY™*—as well as creating new games based on brands with high consumer appeal—such as *MEN IN BLACK™*.


TOTAL ASSETS
$281
$351
$395
2002
2003
2004


MEN IN BLAC

WITH ENHANCED AND EXPANDED OFFERINGS IN OUR TRADITIONAL VIDEO PRODUCT LINE AND NEW ENTRIES IN MECHANICAL REEL, WIDE AREA PROGRESSIVE AND POKER PRODUCTS, WE EXPECT TO GARNER MARKET SHARE GROWTH ON CASINO FLOORS WORLDWIDE.



Long a staple in the WMS portfolio, this year we extended our *MONOPOLY* licensing agreement with the Hasbro Properties Group through 2011. With our long-term access to this great brand, we're devoting more creative effort and intellectual property to *MONOPOLY* themed games to ensure a future of great games. The *MONOPOLY* brand's ongoing popularity gave rise to a product extension for our new wide-area progressive jackpot (WAP) line of games. Customer response during field trials of our WAP system based on *MONOPOLY Money 7's*™ and *Wild Chance*™ games was very promising, suggesting that we should be able to increase our installed base of participation games throughout fiscal 2005.

Our first WAP system was launched in May 2004. We currently have devices linked to progressive jackpots in Nevada and Native American casinos. Our goal is to secure the necessary regulatory approvals to offer the WAP system in Colorado this Fall and in Mississippi and New Jersey by the Spring of 2005. We'll premier our second WAP system with game themes based on *CLINT EASTWOOD*™ and some of his most memorable classics, such as "*A FISTFUL OF DOLLARS*™," at the 2004 Global Gaming Expo this Fall, and we expect to launch the third WAP system next Summer based on the *POWERBALL*™ brand.

MEN IN BLACK has inspired a truly entertaining casino game. After acquiring the intellectual property rights, our resourceful game developers went to work and produced a participation game that has quickly gained traction among casinos and consumers. *MEN IN BLACK* is notable for another reason. It is the first new


TOTAL NEW GAME THEMES LAUNCHED
26
9
10
2002
2003
2004


MONOPOLY
MONOPOLY
MONEY
$102,299.76
MONOPOLY
MONEY
$102,299.76
MONOPOLY
50
200
50
100
5
10
500
20
WINS PROGRESSIVE
MAX CREDITS
MONOPOLY MONEY BONUS
WINS PROGRESSIVE


LIFE OF LUXURY
The Best Things in Life
MIB
MEN IN BLACK
Little Piggies

THE GAMING INDUSTRY IS ABOUT TO EXPERIENCE AN UNPRECEDENTED GROWTH SPURT.
WMS IS WELL POSITIONED TO TAKE ADVANTAGE OF THIS SITUATION AND IN TURN ENHANCE SHAREHOLDER VALUE.

participation series based on *CPU-NXT* and featured in our *Bluebird* cabinet. We launched the game in late June 2004 and achieved instant demand. For the casino, the *MEN IN BLACK* game results in extended playing time from consumers captivated by the game theme, i.e. greater revenues. For WMS, the games are producing higher revenues and, best of all, they have resulted in a record number of open orders for participation games.

The broadening of our product lines comes at precisely the right time, as the industry appears poised for a period of substantial growth. A variety of economic and social forces have converged to make gaming a viable alternative for revenue challenged governments across the globe.

Pennsylvania's recently-enacted legislation for casinos and racinos (race tracks with casino gaming devices) is perhaps the most promising near term development for WMS. In addition, certain industry analysts believe this initiative could spawn an economic "domino effect" among neighboring states that are just as eager to find new sources of revenue, while simultaneously keeping their residents' spending within their state. In California, revised tribal agreements on new and expanded casinos at nine tribal locations have been signed, and other California tribes are also looking to expand. With our historically strong presence in tribal markets, our expanded product lines and our previous success when the California market first opened, we aim to capture up to 20% to 25% of the new units at these tribal casinos.


NEW UNITS SOLD
6,916
6,867
12,661
2002
2003
2004


PAYS UP TO
50,000
MULTI DENOM

We have made major investments in our PEOPLE, PRODUCTS & TECHNOLOGY. We are NOW POISED to see POSITIVE RETURNS on these investments.


WMS

The international market is also poised to experience remarkable growth. To provide further focus on this business, we recently allocated additional resources and reassigned one of our key executives as managing director of international operations. In the United Kingdom, proposed liberalized gaming legislation, if approved, could result in revenue opportunities beginning in fiscal 2006. Asia and Eastern Europe offer growth possibilities as well. We have been an active supplier in Russia for over two years and have built a substantial base upon which we can grow to meet market demand with new *Bluebird* products powered by *CPU-NXT.* Further, the Macau market is on the verge of significant growth as newly licensed operators begin to reap the fruits of significant investments in new gaming venues.

The WMS renewal story has only just begun. Our management team and our Board know that there is still much to be done. We have successfully met the initial challenges posed by our reemergence. Now we must successfully meet the challenges posed by the marketplace if we are to achieve the operating targets that we hope to realize in fiscal 2005 and beyond.

Our progress as a company, though, comes back to the look on those faces that we referred to at the start. Our people—proud, tenacious and results-oriented—have been tireless in their pursuit of building the new WMS. More than any other factor, their belief in our mission provides drive and inspiration for our continued growth. We are of course grateful to our stockholders, our Board and our customers for their support, their good counsel and their patience during our period of rebuilding. But we owe an undying debt to the employees of WMS who rise to the challenge every day and in so doing make us a better company.

Lou Nicastro
Chairman of the Board

Brian Gamache
President and CEO


MONOPO
ONCE
AROUND
DELUXE


MANDALAY BAY
MANDALAY BAY
MGM
EFX
THE CITY OF ENTERTAINMENT
Monte Carlo
LANCE BURTON
76
Holiday Inn


WE ARE NOW A FULL SERVICE GAMING SUPPLIER
WITH PRODUCTS TO SERVICE
100% OF THE CASINO SLOT FLOOR.
Monte Carlo

Financial Table *of* Contents



Selected FINANCIAL DATA

Fiscal Year Ended June 30,	2004	2003	2002	2001	2000
(In millions, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Revenues	$230.2	$178.7	$174.7	$263.8	$217.6
Operating income (loss)	(1.8)	(17.6)	12.6	44.2	68.0
Income (loss) from continuing operations before income taxes	(3.0)	(18.9)	15.5	50.0	71.4
Provision (benefit) for income taxes	(2.1)	(10.6)	5.6	18.1	27.0
Income (loss) from continuing operations	(0.9)	(8.3)(1)	9.9(3)	31.9(4)	44.4(5)
Discontinued operations, net of applicable income taxes:					
Pinball and cabinets segment	—	—	—	4.4	(13.5)
Contract manufacturing segment	—	—	—	—	(1.1)
Net income (loss)	$ (0.9)	$ (8.3)	$ 9.9	$ 36.3	$ 29.8
Basic earnings per share of common stock:					
Income (loss) from continuing operations	$ (0.03)	$ (0.27)(1)	$ 0.31(3)	$ 1.01(4)	$ 1.45(5)
Net income (loss)	$ (0.03)	$ (0.27)	$ 0.31	$ 1.15	$ 0.97
Basic shares outstanding	29.7	30.4	32.1	31.6	30.6
Diluted earnings per share of common stock:					
Income (loss) from continuing operations	$ (0.03)	$ (0.27)(1)	$ 0.30(3)	$ 1.00(4)	$ 1.42(5)
Net income (loss)	$ (0.03)	$ (0.27)	$ 0.30	$ 1.13	$ 0.95
Diluted shares outstanding	29.7	30.4	32.5	32.0	31.3

As of June 30,	2004	2003	2002	2001	2000
(In millions)					
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 59.9(2)	$ 99.6(2)	$ 31.4	$ 15.0	$ 19.9
Short-term investments	55.8	58.4	72.9	71.5	60.8
Working capital	237.5	220.9	171.0	173.1	146.3
Total assets	395.0	351.0	281.2	278.5	239.0
Long-term debt	115.0(2)	100.0(2)	—	—	—
Stockholders' equity	239.5	221.2	259.5	256.4	205.4

(1) Loss from continuing operations for fiscal 2003 includes: (i) an after-tax charge of $1.7 million to write-off a technology license agreement obligation that we no longer intend to implement as an alternative operating system, (ii) an after-tax charge of $1.0 million related to an estimated impairment of the *SURVIVOR*™ intellectual property license and related inventory, (iii) an after-tax charge of $2.2 million related to the purchase of rights to restricted stock at a discount from market value, (iv) an after-tax charge of $2.1 million to write-off inventory and distribution rights for *RAPID ROULETTE*™, (v) an after-tax benefit of $0.7 million in the quarter ended March 31, 2003 and an after-tax benefit of $3.4 million in the quarter ended June 30, 2003, for tax adjustments resulting from finalizing prior year tax returns, and (vi) a $4.0 million pre-tax and after-tax charge related to tax settlement agreements with Midway Games Inc., or Midway.

(2) Reflects the receipt of the net proceeds from our June 2003 issuance and sale of $100 million of 2.75% convertible subordinated notes due July 15, 2010. On July 3, 2003, we issued an additional $15 million of these notes upon exercise of the overallotment option in the note purchase agreement.

(3) Income from continuing operations for fiscal 2002 includes an after-tax charge of $0.8 million for employee separation costs.

(4) Income from continuing operations for fiscal 2001 includes an after-tax charge of $13.0 million related to an executive buyout agreement, and an after-tax charge of $2.3 million for the costs of relocating our manufacturing and executive offices to Waukegan, Illinois during the year.

(5) Income from continuing operations for fiscal 2000 includes an after-tax reversal of an excess accrual of $9.7 million related to patent litigation, and an after-tax charge of $1.2 million from our 1998 spin-off of Midway related to the adjustment of compensatory stock options.

Management's Discussion
and Analysis of Financial Condition and Results of Operations

As used in this report, the terms "we," "us," "our," and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. "Gaming operations," as used throughout this report, includes the gaming machines that we lease based upon any of the following payment methods: (1) a percentage of the net win of the gaming machines, (2) fixed daily fees, or (3) in the case of wide-area progressive gaming machines, a percentage of the amount wagered, called coin-in.

OVERVIEW

Our historical product sales strength has been in the multi-line, multi-coin video product line, which, together with our VLT product, accounted for substantially all of our new product sales for the past three fiscal years. An element of our strategy is to become a full-service gaming device provider to casinos by developing and obtaining regulatory approval for three additional product lines:

- mechanical reel games;
- video poker games; and
- wide-area progressive (WAP) jackpot systems.

We believe these new product lines account for approximately 75% of the typical casino slot floor and represent a significant market share growth opportunity for us.

As a result of software anomalies that were present in our legacy operating system that ran our gaming devices, in January 2002, we began to execute a technology improvement plan to first stabilize and then modernize our operating system software. Customers were apprised of this technology improvement plan and our intention to introduce our new *Bluebird* gaming cabinet and new *CPU-NXT* computer circuit board and operating system that would provide features and functionality that our earlier products lacked. As a result, since January 2002, our product sales revenues have declined from levels experienced in fiscal 2001. As we have received regulatory approvals throughout fiscal 2004 for our new *CPU-NXT* computer circuit board and operating system, new *Bluebird* cabinet and new games from each of the six North American gaming labs, our product sales revenues have increased, and we expect that they will continue to grow as we receive additional approvals and ship our new games to more jurisdictions.

The most significant accomplishment for us in fiscal 2004 was the receipt of necessary regulatory approvals from the six North American gaming labs for our new video and mechanical reel platform, which positioned us to launch our new products and re-launch the Company. Heading into fiscal 2004, we had dramatically changed the manner in which we dealt with the regulatory agencies. Through this new focus, we were able to garner, on schedule, substantially all of the approvals, which included gaming lab and field trial requirements for the new operating systems and gaming cabinets for both our video and mechanical reel products, alternative peripheral equipment approvals and ticket-in ticket-out cashless gaming system approvals. With these approvals now in hand, we expect fiscal 2005, 2006 and 2007 will mark a period during which we expand our market share on casino floors due to the launch of our new video, WAP and poker products and the impending shipment of our first mechanical reel products.

Technology Improvement Plan > In the first phase of our three-part technology improvement plan, we improved the stability of our operating system by introducing two software upgrades, version 2.57 for hopper-based games which pay out in coins and version 2.59 for printer-based games which pay out in printed tickets. Version 2.57 has been approved by all six of the North American gaming labs, and we were required to and completed an upgrade of our hopper game operating system to version 2.57 in four jurisdictions. Gaming Laboratories International, Inc. (GLI) has recently required us to complete an upgrade of hopper-based games to version 2.57 by December 2004 for all the jurisdictions that it covers. The GLI lab tests product for all of the Native American casinos and the Midwest riverboat casinos, among others, where in the aggregate we believe about 50% of our existing gaming devices are deployed. Other jurisdictions may require upgrades in the future. Version 2.57 is available in other jurisdictions as an optional upgrade. GLI approved version 2.59, our printer upgrade version, in March 2003. The Nevada gaming authorities approved version 2.59 in September 2003. We have installed version 2.59 in several riverboat and Native American casinos, which use GLI, and will be upgrading all of our printer gaming machines installed in casinos in Nevada and GLI to version 2.59. Nevada and GLI are currently the only jurisdictions requiring all printer games be upgraded to version 2.59. Other jurisdictions may require upgrades in the future, and version 2.59 is available in other approved jurisdictions as an optional upgrade.

The second phase of our technology improvement plan consisted of the development, approval and introduction of our new *CPU-NXT* computer circuit board and operating system. The commercial version of *CPU-NXT* was approved by GLI in September 2003 when we also received GLI approval for nine game themes on this new system. We subsequently received regulatory approvals from the other five North American gaming labs. We also have received ticket-in ticket-out approvals and alternative peripheral equipment approvals from most North American gaming labs.

We are evaluating specifications and requirements and acquiring intellectual property rights for an even more advanced gaming system that will be developed during the third phase of the technology improvement plan. We continue to refine the design and specifications to incorporate additional features we desire for this platform and continue to allocate resources to this longer-term effort.

Bluebird and CPU-NXT Commercialization > Our focus in the near term is to refresh our existing installed base of more than 50,000 video gaming devices in casinos through either replacement with new *Bluebird* video gaming devices or through *CPU-NXT* upgrade kits. We received the first approval from GLI for the marketable version of the *Bluebird* video cabinet at the end of November 2003. We have now received approvals from the other five North American gaming labs. Each gaming lab approval of the *CPU-NXT* operating system also allows us to submit new games designed for use with that system to the regulators for approval, which enables us to sell and ship additional *Bluebird* video gaming devices and *CPU-NXT* upgrade kits. By September 30, 2004, we expect to have the approvals for all hardware peripheral options, such as alternative coin handling, printing and bill accepting equipment.

Customer acceptance of *Bluebird* video gaming devices and our new game themes continues to be very favorable. Since we started selling *Bluebird* video gaming devices in September 2003, we have executed corporate agreements or issued sales orders for 22,285 *Bluebird* video gaming devices and *CPU-NXT* kits, addressing roughly 45% of the 50,000 plus WMS legacy video gaming devices in casinos. Through June 30, 2004, 8,591 of these orders had been shipped, or approximately 17% of the 50,000 WMS legacy gaming devices. These corporate agreements are with multi-jurisdictional casino operators such as Harrah's, Argosy, Ameristar, Boyd, Caesar's, Stations, Majestic Star, Pinnacle, Aztar, Mandalay Bay and Isle of Capri, along with a number of tribal and individual casino properties. We expect order levels to continue at a strong pace now that the first *Bluebird* video gaming devices and new game themes are generating strong performance data, and we have all necessary regulatory approvals. We also expect strength in game conversion revenues over the next several quarters, as operators see the value and performance benefits of our *CPU-NXT* upgrade kits and printer upgrades.

Product Line Expansion Plan > In January 2004, we received Nevada regulatory approval for our new mechanical reel product and three new game themes, including two wide-area progressive system game themes and one "for sale" game theme. We received GLI approval for our mechanical reel product and three new game themes in March 2004. We have now received regulatory approvals for the mechanical reel operating system and the modifications for the *Bluebird* gaming cabinet in all six of the North American gaming labs. After receiving customer feedback, however, we delayed the launch of this product line until September 2004 in order to be able to offer six initial game themes at once. We believe it is prudent for us to cluster six new titles together to successfully launch this important new product line. In Nevada, we expect to complete field trials and receive approvals

Management's Discussion

and Analysis of Financial Condition and Results of Operations (continued)

of the ticket-in ticket-out systems on the mechanical reel-spinning product in time for this important product launch.

For our new poker products, our first poker game, *3 WAY ACTION®*, was approved by GLI in June 2004, and we shipped our first game to customers in GLI territories in July 2004. We expect to receive approvals from the other five gaming labs in the September 2004 quarter.

In May 2004, we received Nevada Gaming Control Board approval and Nevada Gaming Commission approvals for our WAP. We launched the product in Nevada in late May 2004, one month earlier than our original expectation. We received GLI approval for our new progressive jackpot system also in May 2004 and launched the product in two Native American casinos in June 2004.

Brand Licenses > During the September 2003 quarter, we extended our agreement with Hasbro, Inc. for the use of their *MONOPOLY™* brand through calendar year 2011. As a result of the extension, we intend to continue to devote development efforts and intellectual property to the *MONOPOLY* brand in the coming years. We launched five new *MONOPOLY* themed participation games in fiscal 2004 including our first proprietary WAP system featuring the *MONOPOLY Money* progressive jackpot.

In the March 2004 quarter, we launched the fifth game in the *HOLLYWOOD SQUARES™* themed series of participation games called *Tour of Stars™*, and in July 2004, we launched the sixth game in the series, *Prize Spin™*.

In September 2003, we announced our agreement with Sony Pictures Consumer Products to develop, market and distribute *MEN IN BLACK™* branded games. We introduced this new series of participation games in our new *Bluebird* cabinet in June 2004.

We launched MATCH GAME™ as a hybrid game in our new *Bluebird* cabinet in July 2004. MATCH GAME will be the first game in our new *Classic TV Game Show Series™* of hybrid games.

In October 2003, we entered into an exclusive agreement to develop, market and distribute games using the lottery brand *POWERBALL* that we are developing as a wide-area progressive game for launch in the fall of 2005.

Class II Gaming > Effective April 1, 2004, we executed an agreement with Multimedia Games Inc., or Multimedia, to expand and extend our relationship to address opportunities in Class II, Charitable Gaming and Tribal Instant Lottery Gaming markets. Through this new two-year agreement, Multimedia will license additional WMS game themes, and we will serve as Multimedia's primary original equipment manufacturer of gaming cabinets.

The expanded relationship will address the Native American Class II, emerging Charitable Gaming markets and certain compacted markets (including Washington State and Oklahoma, if legislation permitting gaming is enacted) throughout North America, as well as California Tribal Instant Lottery Game (C-TILG) opportunities. Additionally, the companies will jointly pursue central determinant-based video lottery markets outside of North America. This expanded relationship combines Multimedia's leadership in central determination gaming technology with our game content strengths and gaming cabinet manufacturing expertise to fully leverage Multimedia's industry-leading market share in Class II gaming markets.

Pursuant to the terms of the agreement, we will license to Multimedia our extensive game content library, including branded participation games, for exclusive placement (subject to our existing commitments) in Multimedia's central determination system-based venues offering Class II, Washington State Class III, Charity, and C-TILG products. Multimedia has agreed to purchase a specified minimum number of game licenses annually during the two-year term of the agreement. Additionally, Multimedia will purchase minimum quantities of our new gaming cabinets for placement in the above noted markets in the form of either legacy cabinets or our *Bluebird* gaming cabinet, including slim-line versions of both cabinet styles.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition > The application of revenue recognition policies is critical due to the nature of product sales contracts entered into during fiscal 2004. We record revenue on product sales, net of rebates, discounts and allowances, when persuasive evidence of an agreement exists, the sales price is fixed or determinable, the product is delivered and collectibility is reasonably assured. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

Gaming operations revenues under operating type lease agreements are estimated and recognized as earned when collectibility is reasonably assured. Lease agreements are based on either a predetermined percentage of the daily net win of each gaming machine or a fixed daily rental fee. WAP revenues are recognized based upon a percentage of amounts wagered, called coin-in, on each gaming machine and are recognized as earned when collectibility is reasonably assured.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we are paid royalties based upon our licensees' purchase or placement of gaming devices with our licensed themes, artwork and other intellectual property. Royalties are recorded as earned when collectibility is reasonably assured.

The application of this policy affects the level of our sales revenue, cost of product sold, accounts receivable, deferred revenue and accrued expenses. In fiscal 2004, 2003 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy.

Income Tax Accounting > We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

At June 30, 2004, we had $1.9 million of research and development tax credit carryforwards expiring from 2021 through 2024, $1.8 million of foreign tax credit carryforwards expiring from 2006 through 2009, $38.2 million of state net operating loss carryforwards expiring from 2008 through 2019, $19.9 million of federal net operating loss carryforwards expiring in 2023 and 2024 and $1.0 million of foreign net operating loss with unlimited carryforward.

At June 30, 2004, we believe it is more likely than not that we will realize substantially all of the benefit of these net deferred tax assets, including the net operating loss carryforwards and research and development tax credit carryforwards. Accordingly, we only provided a minimal valuation allowance against these deferred tax assets. In determining the level of required valuation allowance, we considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

The application of this policy affects the level of our tax expense, current income tax receivables and liabilities, and current and non-current deferred tax assets and liabilities. In fiscal 2004, 2003 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy.

Inventory Obsolescence > We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. In fiscal 2004, we introduced a new gaming platform, and it is reasonably possible that this will accelerate the obsolescence of existing product lines. In addition, demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements.

The application of this policy affects the level of our inventory and cost of product sales. In fiscal 2004, 2003 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy.

Participation Gaming Machine Depreciation > Historically, we depreciated our legacy participation gaming machines and top boxes over a two-year useful life to a small salvage value. We introduced our new *Bluebird* cabinet participation games in June 2004. We are depreciating the *Bluebird* gaming devices over three years with a small salvage value, and the top box over one year. A material adverse impact could occur if the actual useful life of the participation games or top boxes is less than what was used in estimating depreciation expense, or if actual salvage value is less than the anticipated salvage value.

The application of this policy affects the level of our gaming operations machines, accumulated depreciation on gaming operations machines and depreciation expense. In fiscal 2004, 2003 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy, and the depreciable life for the *Bluebird* product will not have a material impact on our financial statements in fiscal 2005.

Intellectual Property Valuation > We license intellectual property from third parties that we use in some of our games and gaming machines. In addition, we have licensed technologies from third parties. As part of our contracts with the licensors, we typically provide a guaranteed minimum and prepayment of royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the prepaid royalty and license fees as other assets. At June 30, 2004, the minimum guaranteed royalty payments totaled $90.0 million, including $10.1 million of minimum commitments for licensed technology, of which $36.2 million has been paid and the balance is payable over various periods up to five years. In addition, the contracts provide for an additional $2.7 million of contingent royalty payments based upon future events occurring. Total prepaid royalties at June 30, 2004 were $27.5 million of which $4.7 million is in other current assets and $22.8 million is in other assets.

When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid-up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming device sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases, the amortization of the advances are included in cost of product sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations. To the extent that we determine that the products developed would not fully recover the guaranteed minimum amounts, we would record an immediate charge against earnings at the time of such determination.

The application of this policy affects the level of our current assets, non-current assets, cost of product sales and cost of gaming operations. In fiscal 2003, we expensed $0.4 million pre-tax related to an estimated impairment of the *SURVIVOR* intellectual property license, and we recorded a pre-tax write down of approximately $1.1 million, to reduce the carrying value of *SURVIVOR* inventory to net realizable value.

In addition, in fiscal 2003, we announced that we would allow our agreement with Stargames Corporation Pty Ltd. for exclusive North American distributorship rights to their *RAPID ROULETTE* table gaming product, to expire. We encountered several significant obstacles in bringing this product to market, including regulatory, technical, and customer acceptance issues. As a result of the expiration of the agreement, we recorded a non-cash pre-tax charge of $3.4 million, or $2.1 million after-tax in fiscal 2003 to write down *RAPID ROULETTE* inventory to net realizable value and write off distribution rights assets.

In fiscal 2004 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy.

Licensed Technology Valuation > As part of our technology improvement plan, as discussed above, we have pursued alternative strategies for each phase of our plan, including licensing technologies from third parties. At June 30, 2004, our minimum guaranteed payments related to technology alternatives totaled $10.4 million, which had been paid as advances, and $0.3 million has been expensed, with an additional $1.3 million of contingent royalty payments subject to future events. If we determine that we will not realize the value of the guaranteed commitment for a particular licensed technology alternative, we will record an immediate charge against earnings, at the time of our determination, of up to $11.4 million if all of the alternatives were to have no further value to us.

The application of this policy affects the level of our non-current assets, research and development expense and selling and general expense. As part of our technology improvement plan, we have pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. As a result of our successful implementation of upgrades to our legacy platform in 2003, we determined that we no longer intended to use an alternative operating system, which was originally licensed, among other uses, to serve as a backup during the short-term phase of the plan. Accordingly, in fiscal 2003, we recorded a pre-tax charge of $2.8 million, or $1.7 million after-tax to write off this license agreement obligation.

In fiscal 2004 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy.

Accrued Liabilities > We accrue expenses related to employee benefits, software anomalies, litigation and other contingencies based upon our best estimates of the costs that are probable of occurrence and reasonably estimable. These estimates are updated monthly based on current information. However, changes in estimates or actual expenses may exceed accrued amounts.

The application of this policy affects the level of our current liabilities, research and development expense and selling and general expense. In fiscal 2004, 2003 and 2002, we had no material changes in the critical accounting estimates arising from the application of this policy.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments; 1) mandatory redeemable shares, which the issuing company is obligated to buy back with cash or other assets; 2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominately to a variable such as a market index, or varies inversely with the value of the issuer's shares. In general, SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises the requirements for employers' disclosures about pension and other postretirement benefit plans. The statement is effective for fiscal years beginning after December 15, 2003. We have two frozen defined benefit pension plans related to former businesses that we have previously accounted for as discontinued operations. We adopted the revision to SFAS No. 132 effective January 1, 2004 and such adoption did not have an impact on our disclosures as the provisions of SFAS No. 132 indicate it should not be applied to immaterial amounts.

In March 2004, the FASB published an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements 123 and 95." This proposed standard would impact the accounting for stock-based payments. The standard, which is proposed to be effective for fiscal years beginning after December 15, 2004, would require that we recognize an expense for our stock-based payment programs, including stock options. We are currently evaluating the provisions of this proposed standard to determine its impact on our future financial statements if adopted.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property used in our gaming machines that are not recorded on our balance sheet. Typically, we are obligated to make minimum guaranteed royalty payments over the term of our license and to advance payment against those guarantees. The licensor typically has the right to inspect and approve any use of the licensed property. In addition, each license typically provides that the licensor retains the right to exploit the licensed property for all other purposes, including the right to license the property for use with any products not related to gaming machines. Our obligations under these arrangements and under our convertible subordinated notes, at June 30, 2004, were as follows:

	Payment Due by Period *(In millions)*				
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 19.7	$ 2.1	$ 4.4	$ 3.8	$ 9.4
Royalty payments, excluding contingent payments	53.8	10.0	19.8	13.8	10.2
Convertible subordinated notes	115.0	—	—	—	115.0
Other, including guaranteed minimums in employment agreements	9.0	5.3	3.7	—	—
Total	$197.5	$17.4	$27.9	$17.6	$134.6

The total potential royalty commitments, including payments already made and those contingent upon future events, increased from $13.0 million at June 30, 2003 to $56.5 million at June 30, 2004 due to new and amended brand licensing agreements. Potential royalty commitments could continue to increase in the future as we enter into new brand licensing agreements.

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options and restricted stock to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes. We do not currently have any significant firm purchase commitments for raw material inventory.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity > As of June 30,	2004	2003	Increase (Decrease)
(In millions)			
Total cash, cash equivalents and short-term investments	$116.2	$160.3	$(44.1)
Total current assets	278.0	250.7	27.3
Total assets	395.0	351.0	44.0
Total current liabilities	40.5	29.8	10.7
Long-term debt	115.0	100.0	15.0
Stockholders' equity	239.5	221.2	18.3
Net working capital	237.5	220.9	16.6

Our sources of liquidity for the year ended June 30, 2004 were:

- Existing cash, cash equivalents and short-term investments,
- $15 million cash received from the issuance of additional 2.75% convertible subordinated notes in July 2003,
- Non-cash expenses of $26.2 million more than offsetting our net loss of $0.9 million, and
- Proceeds from stock option exercises of $12.9 million, excluding related tax benefits.

We believe that cash and cash equivalents and short-term investments of $116.2 million at June 30, 2004, inclusive of $0.5 million of restricted cash, will be adequate to fund our anticipated level of expenses, capital expenditures, cash to be invested in gaming operations machines, and the levels of inventories and receivables required in the operation of our business. For the next twelve months, we do not expect to be dependent on cash flow from operations and we do not expect to borrow any money under our revolving credit line. In fiscal 2005, 2006 and 2007, we expect cash flow from operations to increase significantly as we seek to increase our market share in our new product lines: mechanical reel, poker and wide-area progressive systems. We do not believe we will need to raise additional capital in the short-term or long-term; however, we will assess market opportunities as they arise.

We renegotiated our unused line of credit for $50.0 million under a revolving credit agreement for a new one-year term to May 21, 2005. We did not borrow any amounts on our line of credit during fiscal 2004 or 2003.

Our short-term investments primarily consist of Auction Market Preferred Stocks stated at cost, which approximates market value. These investments generally have no fixed maturity date but most have dividend-reset dates every 49 days or longer. These investments can be liquidated under an auction process on the dividend-reset dates subject to a sufficient number of bids being submitted. Our policy is to invest cash with issuers that have high credit ratings and to limit the amount of credit exposure to any one issuer.

During fiscal 2004, our net working capital increased primarily due to proceeds received from the issuance of $15.0 million of additional convertible subordinated notes in July 2003. Accounts and notes receivable, net, increased by $33.4 million due to higher new unit sales levels during fiscal 2004. Inventory at June 30, 2004 increased by $35.4 million due to higher levels of raw materials as we prepared for an increasing volume of business and growth in the installed base of gaming operations machines. Royalty advances increased by $14.3 million due to new technology and brand license agreements we entered into or amended during fiscal 2004. Income tax receivables decreased by $5.5 million primarily due to receipt of prior year tax refunds. Current liabilities increased by $10.6 million due to higher accounts payable reflecting higher inventory levels, partially offset by our payment to Midway of a $4.0 million advance. We have not experienced significant bad debt expense in any of the periods presented. We expect to continue to invest in working capital through fiscal 2005 and 2006 albeit at a slower growth rate than we experienced in fiscal 2004.

Due to our operating losses in fiscal 2004 and 2003, we have recorded $2.2 million and $7.7 million of current income tax receivables on our balance sheets as of June 30, 2004 and June 30, 2003, respectively. This tax receivable is based on our ability to receive tax refunds from applying our fiscal 2004 and 2003 tax losses against prior years' income and for refunds of tax payments made in fiscal 2004 and 2003.

We also have $18.7 million of deferred tax assets on our balance sheet as of June 30, 2004, an increase of $9.5 million from June 30, 2003. These represent taxable temporary differences expected to reverse in future years, and tax credits and tax operating losses generated in fiscal 2004 and 2003 that can be claimed on future income tax returns to reduce current tax due in those years. We believe it is more likely than not that we will realize the benefits of these deferred tax assets. We made this determination primarily based on our projection of future taxable income which we believe will be sufficient to allow us to realize these deferred tax assets. On this basis, we have provided a minimal valuation allowance related to realizability of such assets as of June 30, 2004. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

We have no material commitments for capital expenditures at June 30, 2004. We utilize financing arrangements for operating leases of regional office facilities and for some equipment. We have royalty commitments for brand and technology licenses that are not recorded in our balance sheet. Our total potential royalty commitments, including payments of $2.7 million contingent upon future events, increased from $29.6 million at June 30, 2003 to $92.7 million at June 30, 2004, of which $36.2 million has been paid. Please refer to the table under "Off-Balance Sheet Arrangements and Contractual Obligations" above and Note 13 to our consolidated financial statements.

In June 2003, we issued $100 million of convertible subordinated notes bearing interest at 2.75% maturing on July 15, 2010. In July 2003, we issued an additional $15 million of convertible subordinated notes under identical terms to cover an overallotment option granted to the initial purchasers of the notes. The notes are convertible at any time into an aggregate of 5.8 million shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year aggregating $3.2 million annually, which commenced on January 15, 2004. Conversion of the 2.75% convertible subordinated notes into shares of common stock would reduce our annual interest expense. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $19.78 per share. None of the holders have converted any of their convertible subordinated notes into our common stock.

Capital Resources > The following table summarizes our sources and uses of cash for the periods shown (in millions of dollars):

For the Fiscal Year Ended June 30,	2004	2003	Increase (Decrease)
Cash provided (used) by:			
Operating activities	$(36.3)	$ 19.9	$ (56.2)
Investing activities	(25.3)	(20.7)	(4.6)
Financing activities	22.0	68.1	(46.1)
Effect of exchange rates on cash	(0.1)	0.9	(1.0)
Increase (decrease) in cash and cash equivalents	$(39.7)	$ 68.2	$(107.9)

Cash used by operating activities was $36.3 million for fiscal 2004, as compared to cash provided of $19.9 million for fiscal 2003. The current year's decrease relative to the comparable prior year was due to an increase of $68.3 million of cash invested in operating assets and liabilities due to growth of our business, compared to a decrease of $1.5 million of cash invested in operating assets and liabilities in fiscal 2003. Depreciation expense totalled $26.9 million for fiscal 2004, as compared to $26.7 million for fiscal 2003. We anticipate cash to be provided by operations over the next twelve months, due to anticipated higher revenues from increased new unit sales, partially offset by higher research and development expenses related to the ongoing execution of our technology improvement plan, product approval costs, product line expansion costs and increased game offerings, as well as higher selling and administrative costs due to the execution of the re-emergence plan. In addition, we expect in fiscal 2005 and fiscal 2006 that our cash invested in operating assets and liabilities will not continue to increase at the rate experienced in fiscal 2004.

Components of the $68.3 million increase and $1.5 million decrease in net investment in operating assets and liabilities for fiscal 2004 and 2003, respectively, are as follows (in millions of dollars):

For the Year Ended June 30,	2004	2003	Increase (Decrease)
Changes in operating assets and liabilities:			
Decrease (increase) in operating assets:			
Restricted cash	$ 1.8	$ (1.1)	$ 2.9
Accounts and notes receivable	(33.4)	(0.7)	(32.7)
Income tax receivable	5.5	1.8	3.7
Raw material and finished goods inventories	(35.4)	2.2	(37.6)
Other current assets	(5.3)	1.1	(6.4)
All other operating assets	(12.1)	(10.1)	(2.0)
Increase in operating liabilities:			
Current liabilities	10.6	8.3	2.3
Net decrease (increase) in operating assets and liabilities	$(68.3)	$ 1.5	$(69.8)

For fiscal 2004, the $33.4 million increase in accounts and notes receivable reflects an increasing trend in new unit sales, and slightly extended payment terms, while inventories increased $35.4 million as we prepared for an increased volume of business and growth in the installed base of gaming operations machines. The decrease in income tax receivable was primarily due to receipt of prior year tax refunds. The increase in other current assets is primarily due to $2.2 million of the current portion of royalty advances for new technology and brand license agreements entered into or amended during fiscal 2004 and $3.1 million of additional current deferred tax assets. The $12.1 million increase in all other operating assets was due to increases in non-current deferred tax assets and increases in non-current royalty advances for new technology and brand license agreements entered into or amended during fiscal 2004. The increase of current liabilities is due to higher accounts payable reflecting higher inventory levels, partially offset by our payment to Midway of a $4.0 million tax advance.

For fiscal 2003, the decrease in income taxes receivable was due to receipt of prior years' refunds. The decrease in inventories reflects lower sales levels and activity during the period. The cash invested in all other operating assets was primarily due to a $5.6 million increase in long-term royalty advances due to new and amended technology and brand license agreements entered into during fiscal 2003. The increase of current liabilities was due to the Midway tax advance, partially offset by a slightly lower level of business.

Cash used by investing activities was $25.3 million and $20.7 million for fiscal 2004 and 2003, respectively. Cash used for the purchase of property, plant and equipment for fiscal 2004 was $10.5 million compared with $13.7 million for the comparable prior year. We are currently planning an expansion of our technology campus or the purchase and renovation of additional space in fiscal 2005 and an expansion of our Waukegan manufacturing facility that will begin in fiscal 2005. However, on an overall expenditure basis, we do not anticipate any significant changes in the general trend of our capital expenditures for property, plant and equipment in fiscal 2005, 2006 or 2007. Cash used for additions to gaming operation machines was $17.4 million and $21.6 million for fiscal 2004 and 2003, respectively. The current period investment in gaming operation machines is lower because we have delayed investment until we received regulatory approval for new participation games installed in our new *Bluebird* cabinet. We expect this investment to increase in fiscal 2005, 2006 and 2007 as we roll out new participation games installed in our *Bluebird* cabinet. Net cash of $2.6 million was provided by the net redemption of short-term investments for fiscal 2004, compared to $14.6 million provided by the redemption of such investments in the comparable prior year. Presently, we do not anticipate any significant changes in the general trend of the redemption of investments during fiscal 2005, 2006 and 2007.

Cash provided by financing activities was $22.0 million for fiscal 2004 compared with cash provided of $68.1 million for the prior year. We received net cash of $14.1 million in July 2003 from the exercise of the overallotment option relating to our convertible subordinated notes. In June of 2003, we received net cash of $96.5 million from the offering of our 2.75% convertible subordinated notes. We also received $12.9 million and $0.5 million from the exercise of stock options in fiscal 2004 and 2003, respectively. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the strike price of vested options.

During fiscal 2003, we repurchased 2.3 million shares of our common stock for treasury for $28.9 million. In fiscal 2004, we repurchased 0.3 million shares of our common stock for an aggregate price of $5.0 million, all of which was purchased in the quarter ended September 30, 2003. Since the inception of our common stock repurchase programs in January 2002 through June 30, 2004, we purchased 3.2 million or 9.9% of our previously outstanding shares for an aggregate price of $42.5 million, or $13.31 per share. A $25 million share buyback program approved by our Board of Directors in April 2003 and expanded in June 2003, expired in April 2004. Effective August 9, 2004, our Board of Directors approved a new $20.0 million buyback program for a one-year term. See Note 11 to our consolidated financial statements included in this report.

Management's Discussion

and Analysis of Financial Condition and Results of Operations (continued)

RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2004 Compared with Fiscal Year Ended June 30, 2003 >

Revenues, Gross Margins and Key Performance Indicators (in millions of dollars, except unit and gross margin data):

Fiscal Year Ended June 30,	2004	2003	Increase (Decrease)	% Change
Product Sales:				
New unit sales revenue	$111.5	$ 57.1	$ 54.4	95.3%
Parts, used games, conversions and OEM revenue	34.4	28.6	5.8	20.3
Total product sales revenue	$145.9	$ 85.7	$ 60.2	70.2
Total new units sold	12,661	6,867	5,794	84.4
Average sales price per new unit	$8,813	$8,318	$ 495	6.0
Total OEM units sold	2,000	1,000	1,000	100.0
Gross profit on product sales revenue	$ 58.5	$ 33.6	$ 24.9	74.1
Gross margin on product sales revenue	40.1%	39.2%	0.9%	2.3
Gaming Operations:				
Participation revenue	$ 64.3	$ 78.8	$(14.5)	(18.4)
Royalty, VLT and other lease revenue	20.0	14.2	5.8	40.8
Total gaming operations revenue	$ 84.3	$ 93.0	$ (8.7)	(9.4)
Average installed base	4,430	5,509	(1,079)	(19.6)
Installed base at period end	4,240	5,086	(846)	(16.6)
Net revenue per day per machine	$39.60	$39.19	$ 0.41	1.0
Gross profit on gaming operations revenue	$ 69.0	$ 72.0	$ (3.0)	(4.2)
Gross margin on gaming operations revenue	81.9%	77.4%	4.5%	5.8
Total Revenues	$230.2	$178.7	$ 51.5	28.8
Total Gross Profit	$127.5	$105.6	$ 21.9	20.7
Total Gross Margin	55.4%	59.1%	(3.7)%	(6.3)%

The increase in total revenues in fiscal 2004 compared to fiscal 2003 was due to $54.4 million in increased new gaming machine sales, $5.8 million in greater parts, used games, conversion and OEM revenues, and $5.8 million in higher royalty, VLT and other lease revenue, partially offset by a $14.5 million decrease in participation operations revenues.

New unit sales increased by 84.4% to 12,661 units, as we shipped our new *Bluebird* video gaming devices after receiving regulatory approvals and as we offered a higher number of new game themes. In fiscal 2004, revenues from parts, used games, conversions and OEM revenues increased 20.3% compared to the prior fiscal year due to an increase of 1,000 units sold under OEM agreements in the current fiscal year, and higher levels of game conversion revenues as we received approvals to sell our new games and conversion kits with the *CPU-NXT* operating system over the last six months of fiscal 2004. The average sales price per new unit increased 6.0% as higher priced *Bluebird* units more than offset lower priced video lottery terminal sales during fiscal 2004. The average selling price of *Bluebird* units was $10,037 in fiscal 2004. We expect continued growth in the average selling price over the next two quarters, as the percentage of *Bluebird* units sold becomes a higher percentage of our overall sales mix.

The average installed base of participation gaming devices decreased to 4,430 units in fiscal 2004 from 5,509 units in fiscal 2003, while the net revenue per day increased by $0.41 per day from the prior fiscal year to $39.60 per day as we continued to refresh the installed base with our new games. The installed base declined from fiscal 2003 due to the fact that our legacy operating system does not support key features and functionality that casino operators demanded such as cashless gaming options, multi-denomination and tokenization, and the performance of certain of our older participation series has decreased. In January 2004, the last *SURVIVOR* themed wide-area progressive jackpot was terminated. We expect growth in our installed base of participation games as we continue to install a new participation series, complete with cashless technology—*MEN IN BLACK*—on our new *Bluebird* cabinet coupled with the launch of our first wide-area progressive games in Nevada and Native American casinos. Gaming operations revenues benefited from a 40.8% increase in royalty, VLTs and other lease revenues in fiscal 2004 from fiscal 2003, due to our licensees' increased purchases or placement of WMS games.

Total gross profit increased to $127.5 million for fiscal 2004 from $105.6 million in fiscal 2003 while total gross margin was 55.4% in fiscal 2004 compared to 59.1% in fiscal 2003. Higher margin gaming operations revenues were only 36.6% of total revenues in fiscal 2004, compared to 52.0% of total revenues in fiscal 2003 due to the increase of new unit sales and an overall decline of gaming operations revenues in the current year. The gross margin on product sales was 40.1% for fiscal 2004, up from 39.2% in the prior year, reflecting higher margin on the mix of products sold. We expect that the gross margin on the *Bluebird* gaming devices will improve as production volume increases, because we should be able to obtain larger volume discounts from our suppliers, and we anticipate that the cost of electrical components will decrease over time. The gross profit margin on gaming operations increased to 81.9% in fiscal 2004 compared to 77.4% in the prior fiscal year, as an increase in the average net revenue per day and higher royalties received from licensees was only partly offset by higher royalty rates payable to licensors. Fiscal 2003 operating results for gaming operations also included $2.0 million of charges due to inventory write-downs.

Operating Expenses (in millions of dollars):

Fiscal Year Ended June 30,	2004		2003			
	$	As % of Revenue	$	As % of Revenue	Increase (Decrease)	% Change
Research and development	$ 44.8	19.5%	$ 40.3	22.6%	$4.5	11.2%
Selling and administrative	57.6	25.0	56.2	31.4	1.4	2.5
Depreciation and amortization	26.9	11.7	26.7	14.9	0.2	0.7
	$129.3	56.2%	$123.2	68.9%	$6.1	5.0%

Research and development expenses increased $4.5 million, or 11.2%, to $44.8 million in fiscal 2004 compared to $40.3 million in the prior fiscal year, due to ongoing execution of our technology improvement plan, product approval costs, product line expansion costs and increased game offerings. With higher regulatory approval costs and a greater number of product lines and game theme offerings planned throughout fiscal 2005, we expect quarterly research and development expenses to continue to exceed levels in the comparable prior year quarters. During fiscal 2004, we introduced 18 new games for sale and 8 new participation games, and in fiscal 2003, we introduced 4 new games for sale and 6 new participation games.

Selling and administrative expenses increased $1.4 million, or 2.5%, to $57.6 million in fiscal 2004 compared to $56.2 million in fiscal 2003, due to the ongoing execution of our re-emergence plan and the implementation of an Oracle Resource Planning system. Selling and administrative expense in fiscal 2003 included a $3.5 million charge for the purchase of rights to restricted stock at a discount from market value and a $2.5 million write-off of *RAPID ROULETTE* distribution rights. We expect that selling and administration expenses will increase as we continue to commercialize the *CPU-NXT* operating system and *Bluebird* cabinet, and continue our product line expansion efforts.

Depreciation and amortization expense increased by $0.2 million, due to additional property, plant and equipment additions, partially offset by the level of investment in gaming devices for gaming operations which was lower than in prior fiscal years as we awaited regulatory approvals for new games on *Bluebird* cabinets. We expect such investment to increase in fiscal 2005 as we roll out new participation games installed in our new *Bluebird* cabinet, including our wide-area progressive jackpot games.

We incurred an operating loss of $1.8 million in fiscal 2004, compared to an operating loss of $17.6 million in fiscal 2003. The improved operating performance in fiscal 2004 resulted from the $21.9 million increase in gross profit, partially offset by a $4.5 million increase in research and development expenses and $1.4 million increase in selling and administrative expenses.

We incurred interest expense of $3.8 million in fiscal 2004 related to our 2.75% convertible subordinated notes issued in June and July of 2003. This was partially offset by $2.6 million of other income, primarily interest and investment income earned on cash, cash equivalents and short-term investments, which at June 30, 2004 amounted to $116.2 million.

Our 2003 consolidated statement of operations for fiscal 2003 reflected a write-off of a $3.9 million tax advance to Midway. We have reclassified this amount from income tax expense to interest and other income and expense in this year's presentation of our 2003 consolidated statement of operations. The write-off was due to the uncertainty of the payback period from Midway of the amount advanced.

The benefit for income taxes, which includes both current and deferred taxes, was at an effective tax rate of 70.9%, largely due to a lower net loss and higher research and development, foreign tax credits, export sales, dividend investment income and foreign income in fiscal 2004. The effective income tax rate for fiscal 2003 was 56.1% reflecting a benefit of $0.7 million from a reduction in prior year taxes, which were less than amounts previously provided and the beneficial tax treatment of increased export sales, dividend investment income and increased research and development tax credits, offset by the impact of the 2003 non-deductible advance to Midway pursuant to tax sharing and separation agreements.

Our net loss was $0.9 million, or $0.03 per diluted share, for the current fiscal year compared to net loss of $8.3 million, or $0.27 per diluted share, for the prior fiscal year.

Fiscal Year Ended June 30, 2003 Compared with Fiscal Year Ended June 30, 2002 >

Revenues, Gross Margins and Key Performance Indicators (in millions of dollars, except unit and gross margin data):

Fiscal Year Ended June 30,	2003	2002	Increase (Decrease)	% Change
Product Sales:				
New unit sales revenue	$ 57.1	$ 58.3	$ (1.2)	(2.1)%
Parts, used games, conversions, and OEM revenue	28.6	17.3	11.3	65.3
Total product sales revenue	$ 85.7	$ 75.6	$ 10.1	13.4
Total new units sold	6,867	6,916	(49)	(0.7)
Average sales price per new unit	$8,318	$8,419	$ (101)	(1.2)
Total OEM units sold	1,000	—	1,000	NA
Gross profit on product sales revenue	$ 33.6	$ 25.6	$ 8.0	31.3
Gross margin on product sales revenue	39.2%	33.9%	5.3%	15.6
Gaming Operations:				
Participation revenue	$ 78.8	$ 84.6	$ (5.8)	(6.9)
Royalty, VLT and other lease revenue	14.2	14.5	(0.3)	(2.1)
Total gaming operations revenues	$ 93.0	$ 99.1	$ (6.1)	(6.2)
Average installed base	5,509	5,790	(281)	(4.9)
Installed base at period end	5,086	6,162	(1,076)	(17.5)
Net revenue per day per machine	$39.19	$40.05	$ (0.86)	(2.1)
Gross profit on gaming operations revenue	$ 72.0	$ 84.0	$ (12.0)	(14.3)
Gross margin on gaming operations revenue	77.4%	84.8%	(7.4)%	(8.7)
Total Revenues	$178.7	$174.7	$ 4.0	2.3
Total Gross Profit	$105.6	$109.6	$ (4.0)	(3.6)
Total Gross Margin	59.1%	62.7%	(3.6)%	(5.7)%

Total revenues increased $4.0 million due to $11.3 million in higher parts sales and OEM revenue, partially offset by a $6.1 million reduction in gaming operations revenue and a $1.2 million reduction in new unit sales revenue.

We shipped 6,867 video and mechanical reel-spinning games in fiscal 2003, resulting in product sales revenues of $57.1 million versus 6,916 gaming devices shipped and $58.3 million of product sales revenues in fiscal 2002. Gaming device sales were flat as higher sales to customers outside North America were offset by lower domestic sales, as we believe some customers delayed purchases until we introduced our new game platform and cabinet in fiscal 2004. The average sales price decreased from $8,419 in fiscal 2002 to $8,318 in fiscal 2003, primarily due to a change in our mix of products sold. Parts, used games, OEM and game conversion revenues, which are included in product sales revenues, increased 65.3% in fiscal 2003 to $28.6 million, compared to $17.3 million in fiscal 2002, due to higher parts sales and 1,000 OEM units sold compared to none in fiscal 2002.

The decrease in gaming operations revenue was due to a decrease in the average installed base of participation games to a total of 5,509 units in fiscal 2003, compared to 5,790 units installed in fiscal 2002, while the actual installed base declined from 6,162 units at June 30, 2002 to 5,086 units at June 30, 2003. We believe the decline in the installed base resulted from three factors. First, in the first half of fiscal 2003, the average net win of our participation games decreased and casino operators removed games as we were unable to obtain approvals for new games as gaming regulators reviewed upgrades to our legacy operating system.

Second, we removed participation games from locations that had low net revenue per day. Third, the decline in the installed base resulted from our existing gaming platform not supporting key features and functionality that casino operators demanded, such as some cashless gaming options, multi-denomination and tokenization, as well as an increasingly competitive environment. For fiscal 2003, the net revenue per day decreased 2.1% to $39.19 from $40.05.

Total gross profit decreased by $4.0 million to $105.6 million for fiscal 2003 from $109.6 million in fiscal 2002 while total gross margin was 59.1% in fiscal 2003 compared to 62.7% in fiscal 2002. Higher margin gaming operations revenues were only 52.0% of total revenues in fiscal 2003, compared to 56.7% in fiscal 2002. The gross margin on product sales increased from 33.9% in fiscal 2002 to 39.2% in fiscal 2003 due to higher production volumes and higher margin products representing a greater percentage of product sales revenue, partially offset by a decrease in the average sales price per unit. The gross profit margin on gaming operations revenues decreased from 84.8% in fiscal 2002 to 77.4% in fiscal 2003 due to a $1.1 million write down of *SURVIVOR* inventory, a $0.9 million write down of *RAPID ROULETTE* inventory upon the expiration of the distribution agreement, higher royalty rates payable to licensors and the decrease in the average net revenue per day for participation games.

Operating Expenses (in millions of dollars):

Fiscal Year Ended June 30,	2003		2002			
	$	As % of Revenue	$	As % of Revenue	Increase (Decrease)	% Change
Research and development	$ 40.3	22.6%	$26.0	14.8%	$14.3	55.0%
Selling and administrative	56.2	31.4	47.1	27.0	9.1	19.3
Depreciation and amortization	26.7	14.9	23.9	13.7	2.8	11.7
	$123.2	68.9%	$97.0	55.5%	$26.2	27.0

Research and development expenses increased $14.3 million, or 55.0%, in fiscal 2003 to $40.3 million from $26.0 million in fiscal 2002 due to the ongoing execution of our technology improvement plan, while we prepared to expand our product offerings and increase the number of games we offered our customers. The increase was due to increased headcount and higher engineering project and prototype expenditures, and included costs to adapt our games for distribution to international markets. During fiscal 2003, we introduced 4 new games for sale and 6 new participation games. During fiscal 2002, we introduced 5 new games for sale and 4 new participation games.

Selling and administrative expenses increased 19.3% from $47.1 million in fiscal 2002 to $56.2 million in fiscal 2003. The fiscal 2003 amount includes a $3.5 million pre-tax charge for the purchase of rights to restricted stock at a discount from market value, a $2.5 million write-off of the *RAPID ROULETTE* distribution rights and higher costs incurred related to our re-emergence and the implementation of a new enterprise resource planning information system.

Depreciation and amortization increased during fiscal 2003 to $26.7 million from $23.9 million in the prior fiscal year. The 11.7% increase in depreciation expense reflects higher depreciation on our recently renovated Chicago technology campus, higher equipment cost per participation game unit, and increased depreciation on video lottery terminals under contract with state lotteries, partially offset by the 4.9% decrease in the average installed base of participation games.

Operating loss was $17.6 million in fiscal 2003, compared to operating income of $12.6 million in the prior fiscal year. The financial results of the current fiscal year reflect lower gross profit of $4.0 million, including a $1.1 million write-down of *SURVIVOR* inventory and a $0.9 million write-down of *RAPID ROULETTE* inventory upon the expiration of the distribution agreement, $14.3 million increase in research and development spending, and a $9.1 million increase in selling and administrative expense, including a $3.5 million charge from the costs associated with the purchase of rights to restricted stock at a discount from market and a $2.5 million write-off of the *RAPID ROULETTE* distribution rights. The operating income for fiscal 2002 reflects $1.3 million of employee separation costs.

Our 2003 consolidated statement of operations for fiscal 2003 reflects a $3.9 million tax advance to Midway. We have reclassified this amount from income tax expense to interest and other income and expense in this year's presentation of our 2003 consolidated statement of operations. The write-off was due to the uncertainty of the payback period from Midway of the amount advanced.

The benefit for income taxes was $10.6 million in fiscal 2003, in contrast to a provision for income taxes of $5.6 million in the prior fiscal year. The benefit was due to the pre-tax loss and a benefit of $0.7 million from a reduction in fiscal 2002 taxes as compared to amounts previously provided, partially offset by a $0.6 million provision stemming from the settlement of prior year income tax returns with the Internal Revenue Service. The effective tax rate was 56.1% in fiscal 2003, compared to 36.1% in fiscal 2002. This effective tax rate reflects the beneficial tax treatment of increased export sales, dividend investment income and increased research and development tax credits offset by the impact of the non-deductible advance to Midway pursuant to tax sharing and separation agreements.

Our net loss was $8.3 million, or $0.27 per diluted share, in fiscal 2003, compared to net income of $9.9 million, or $0.30 per diluted share, in the prior fiscal year. Diluted shares outstanding decreased by 6.5%, due to our repurchase of common stock outstanding.

IMPACT OF INFLATION

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk > We have exposure to interest rate risk from our convertible subordinated notes and short-term line of credit. The notes are at a fixed rate and the short-term line of credit is at a variable rate.

As of June 30, 2004, we had $115.0 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $151.0 million. Using a discounted cash flow model, and assuming no change in the market price of our common stock into which the debt is convertible, we currently estimate that a 50 basis point change in the prevailing market interest rates would impact the fair value of our fixed rate debt by approximately $3.7 million, but would not be material to our cash flows or future results of operations. However, the fair value of our convertible fixed rate debt is more significantly dependent on the market price of our common stock into which it can be converted.

In May 2004, we renewed a $50.0 million 364-day revolving line of credit to provide us with additional liquidity to meet our short-term financing needs. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate. There were no outstanding borrowings under this facility as of June 30, 2004.

Foreign Currency Risk > We have subsidiaries in Spain, Canada, South Africa, United Kingdom and Australia for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2004 would have resulted in a pre-tax loss (or gain) of about $0.2 million.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in stockholders' equity. Such translation resulted in unrealized gains (losses) of $(0.1) million and $0.9 million for fiscal 2004 and 2003, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

Certificate

of Chief Executive Officer and Chief Financial Officer

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian R. Gamache, Chief Executive Officer of WMS Industries Inc., certify that:

1. I have reviewed the annual report on Form 10-K of WMS Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 2, 2004

Brian R. Gamache
President and Chief Executive Officer

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Scott D. Schweinfurth, Chief Financial Officer of WMS Industries Inc., certify that:

1. I have reviewed the annual report on Form 10-K of WMS Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 2, 2004

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

Report of
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
August 9, 2004

Consolidated

Balance Sheets

June 30,	2004	2003
(In millions, except share amounts)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 59.9	$ 99.6
Restricted cash	0.5	2.3
Short-term investments	55.8	58.4
	116.2	160.3
Receivables, net of allowances of $2.6 in 2004 and $2.4 in 2003	52.5	25.1
Notes receivable, current portion	17.8	12.0
Inventories:		
Raw materials and work in progress	47.3	13.9
Finished goods	18.1	15.9
	65.4	29.8
Other current assets	26.1	23.5
Total current assets	278.0	250.7
Gaming operations machines, net	24.9	27.6
Property, plant and equipment, net	53.7	50.2
Other assets	38.4	22.5
Total assets	$395.0	$351.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17.1	$ 10.7
Accrued compensation and related benefits	4.4	3.1
Other accrued liabilities	19.0	16.0
Total current liabilities	40.5	29.8
Convertible subordinated notes	115.0	100.0
Commitments and contingencies (see Note 13)		
Stockholders' equity:		
Preferred stock (5,000,000 shares authorized, none issued)	—	—
Common stock (32,365,203 shares issued in 2004 and 32,358,315 shares issued in 2003)	16.2	16.2
Additional paid-in capital	206.7	197.0
Retained earnings	43.1	44.0
Accumulated other comprehensive income	1.0	1.1
Unearned restricted stock (52,312 shares in 2004 and 29,912 shares in 2003)	(1.3)	(0.3)
Treasury stock, at cost (1,998,905 shares in 2004 and 2,882,995 shares in 2003)	(26.2)	(36.8)
Total stockholders' equity	239.5	221.2
Total liabilities and stockholders' equity	$395.0	$351.0

See notes to consolidated financial statements.

Consolidated Statements of
OPERATIONS

Years Ended June 30,	2004	2003	2002
(In millions, except per share amounts)			
REVENUES:			
Product sales	$145.9	$ 85.7	$ 75.6
Gaming operations	84.3	93.0	99.1
Total revenues	230.2	178.7	174.7
COSTS AND EXPENSES:			
Cost of product sales	87.4	52.1	50.0
Cost of gaming operations	15.3	21.0	15.1
Research and development	44.8	40.3	26.0
Selling and administrative	57.6	56.2	47.1
Depreciation and amortization	26.9	26.7	23.9
Total costs and expenses	232.0	196.3	162.1
Operating income (loss)	(1.8)	(17.6)	12.6
Interest expense	(3.8)	—	—
Interest and other income (expense)	2.6	(1.3)	2.9
Income (loss) before income taxes	(3.0)	(18.9)	15.5
Provision (benefit) for income taxes	(2.1)	(10.6)	5.6
NET INCOME (LOSS)	$ (0.9)	$ (8.3)	$ 9.9
Net income (loss) per share of common stock:			
Basic	$ (0.03)	$ (0.27)	$ 0.31
Diluted	$ (0.03)	$ (0.27)	$ 0.30
Average number of shares outstanding:			
Basic	29.7	30.4	32.1
Diluted	29.7	30.4	32.5

See notes to consolidated financial statements.

Consolidated Statements of

Stockholders' Equity and Comprehensive Income

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Restricted Stock	Treasury Stock, at Cost	Total Stockholders' Equity	Comprehensive Income (loss)
(In millions, except share amounts)								
Balance, June 30, 2001	$16.1	$198.3	$42.4	$ —	$ —	$ (0.4)	$256.4	
Net income	—	—	9.9	—	—	—	9.9	$ 9.9
Exercise of stock options and related tax benefits	0.1	1.5	—	—	—	—	1.6	
Issuance of options to consultants	—	0.2	—	—	—	—	0.2	
Issuance of 250,000 restricted shares from treasury	—	(1.7)	—	—	(2.0)	3.7	—	
Purchase of 545,500 treasury shares	—	—	—	—	—	(8.6)	(8.6)	
Minimum pension liability	—	—	—	(0.2)	—	—	(0.2)	(0.2)
Foreign currency translation adjustment	—	—	—	0.2	—	—	0.2	0.2
Balance, June 30, 2002	16.2	198.3	52.3	0.0	(2.0)	(5.3)	259.5	$ 9.9
Net loss	—	—	(8.3)	—	—	—	(8.3)	$(8.3)
Exercise of stock options and related tax benefits	—	—	—	—	—	0.7	0.7	
Issuance of 29,912 restricted shares from treasury	—	—	—	—	(0.3)	0.4	0.1	
Return of 250,000 restricted shares to treasury	—	1.7	—	—	2.0	(3.7)	—	
Purchase of 2,348,900 treasury shares	—	—	—	—	—	(28.9)	(28.9)	
Reversal of previously recorded Midway stock option benefits	—	(3.0)	—	—	—	—	(3.0)	
Minimum pension liability	—	—	—	0.2	—	—	0.2	0.2
Foreign currency translation adjustment	—	—	—	0.9	—	—	0.9	0.9
Balance, June 30, 2003	16.2	197.0	44.0	1.1	(0.3)	(36.8)	221.2	$(7.2)
Net loss	—	—	(0.9)	—	—	—	(0.9)	$(0.9)
Issuance of 250,000 warrants	—	3.9	—	—	—	—	3.9	
Exercise of stock options and related tax benefits	—	4.7	—	—	—	14.9	19.6	
Issuance of 52,312 restricted shares from treasury	—	1.1	—	—	(1.0)	0.7	0.8	
Purchase of 299,100 treasury shares	—	—	—	—	—	(5.0)	(5.0)	
Foreign currency translation adjustment	—	—	—	(0.1)	—	—	(0.1)	(0.1)
Balance June 30, 2004	$16.2	$206.7	$43.1	$ 1.0	$(1.3)	$(26.2)	$239.5	$(1.0)

See notes to consolidated financial statements.

Consolidated Statements of

Cash Flows

Years Ended June 30,	2004	2003	2002
(In millions)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (0.9)	$ (8.3)	$ 9.9
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:			
Depreciation and amortization	26.9	26.7	23.9
Provision for bad debts	0.3	—	—
Non-cash write-off of licensed technology	—	1.7	—
Non-cash losses and expenses	1.8	1.6	0.3
Deferred income taxes	(2.8)	(3.5)	(0.2)
Tax benefit from exercise of common stock options	6.7	0.2	0.4
Increase (decrease) resulting from changes in operating assets and liabilities:			
Restricted cash	1.8	(1.1)	(1.3)
Receivables	(33.4)	(0.7)	23.7
Income taxes	5.5	1.8	3.5
Inventories	(35.4)	2.2	3.2
Other current assets	(5.3)	1.1	(7.4)
Other assets	(12.1)	(10.1)	4.8
Accounts payable and accrued liabilities	10.6	8.3	(0.7)
Net cash (used) provided by operating activities	(36.3)	19.9	60.1
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(10.5)	(13.7)	(16.3)
Additions to gaming operations machines	(17.4)	(21.6)	(18.5)
Acquisition, net of cash acquired	—	—	(2.5)
Proceeds from asset disposal	—	—	2.3
Purchase of short-term investments	—	(7.8)	(1.4)
Proceeds from short-term investments	2.6	22.4	—
Net cash used by investing activities	(25.3)	(20.7)	(36.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received on exercise of stock options	12.9	0.5	1.2
Gross proceeds from issuance of convertible notes	15.0	100.0	—
Debt issuance costs	(0.9)	(3.5)	—
Purchase of treasury stock	(5.0)	(28.9)	(8.6)
Net cash provided (used) by financing activities	22.0	68.1	(7.4)
EFFECT OF EXCHANGE RATES ON CASH	(0.1)	0.9	0.2
Increase (decrease) in cash and cash equivalents	(39.7)	68.2	16.5
Cash and cash equivalents at beginning of year	99.6	31.4	14.9
Cash and cash equivalents at end of year	$ 59.9	$ 99.6	$ 31.4

See notes to consolidated financial statements.

NOTES
to Consolidated Financial Statements

NOTE 1:
Business Overview

We are engaged in one business segment: the design, manufacture, and marketing of slot machines (video and mechanical reel type) and video lottery terminals ("VLT's") and gaming operations consisting of placement of participation games and wide-area progressive systems ("WAP") in gaming venues and licensing of our games to third parties. We serve the gaming industry worldwide. Although our production remains exclusively in the United States, development and distribution offices are located in the United States, Australia, Spain, the United Kingdom and South Africa. International business activities have become increasingly important to us. See Note 4.

We market our gaming machines in two principal ways. First, we sell gaming machines, VLT's, conversion kits, parts, used equipment and equipment manufactured under original equipment manufacturing agreements to casinos and other licensed gaming machine operators. Second, we license our games to third parties for distribution and we lease gaming machines and VLT's to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win of the gaming machines, (2) fixed daily fees or (3) in the case of games on a WAP system, a percentage of the amount wagered. WAP systems are electronically linked systems of gaming devices that communicate with a central computer, which allows the system to build a progressive jackpot with every wager made on the system. Through January 2004, the WAP systems were operated under an agreement with a WAP system provider whereby the profits of the games on the WAP system were shared equally. Beginning in May 2004, we began to operate our own proprietary WAP system where we earn all of the profits. We refer to games leased under any of these arrangements as "participation games" and when combined with royalties we receive under license agreements with third parties to distribute our games, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our consolidated financial statements, with no additional separate data maintained for product sales and gaming operations (other than the revenue and costs of revenues information included in the consolidated statement of operations and cost of gaming machines and related accumulated depreciation included in the consolidated balance sheet).

NOTE 2:
Principal Accounting Policies

Consolidation Policy > Our consolidated financial statements include the accounts of WMS and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. We account for our joint operating agreement with International Game Technology, or IGT, for WAP systems for which no legal entity existed, in our consolidated financial statements by recording our proportionate share of revenues and expenses from operating activities and the full value of all of the assets we owned and liabilities we owed related to this agreement. The purpose of the joint operating agreement was to combine our licensing rights and game design expertise with the proprietary WAP computer system of IGT. We designed and marketed the games manufactured by IGT who placed such games in casinos on its WAP system. In January 2004, the remaining *SURVIVOR* WAP themed system was shut down. The total assets, total liabilities, total revenues and total expenses related to the joint operating agreement were not material to our consolidated financial statements for the periods presented.

Certain prior year balances have been reclassified to conform with the current year presentation. See Note 3.

Use of Estimates > Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents, and Restricted Cash > All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Restricted cash of $0.5 million and $2.3 million at June 30, 2004 and 2003, respectively, is required for funding WAP systems jackpot payments.

Short-Term Investments > All investments are recorded at cost, which approximates market value. Short-term investments consist principally of Auction Market Preferred Stocks that generally have no fixed maturity dates but have dividend reset dates generally every 49 days or more.

Accounts Receivable, Notes Receivable and Allowance for Doubtful Accounts > We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. Our policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered to be insignificant.

Inventories > Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Freight and Warehousing Costs > Freight-out and warehousing costs are included in costs of product sales in the statement of operations. Freight-out costs for gaming operations machines are capitalized and depreciated over the useful life of the related asset.

Software Development Costs > As a result of the gaming license requirements and regulatory approvals necessary to commercialize products in our business, our products reach technological feasibility shortly before products are released to manufacturing. Accordingly, internal research and development costs are expensed as incurred, including software development costs. We do not incur any material software development costs after we receive regulatory approval for our products.

We account for amounts paid to third parties for purchased or licensed software related to our technology improvement plan under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under these arrangements, we have alternative future uses for purchased software related to our technology improvement plan and we generally have the right to sublicense this software to other third parties. See Note 13 of the notes to Consolidated Financial Statements.

The implementation costs of our Oracle ERP system incurred during the preliminary project stage were expensed; costs incurred during the application development stages were capitalized and costs incurred during the post-implementation/ operation stage were expensed. Due to the extensive use of external consultants to minimize the burden on our internal staffing, internal resources used during the application development phases were limited, and we have not capitalized internal costs.

Long-Lived Assets > Property, plant and equipment and gaming operations machines are stated at cost and depreciated using the straight-line method over their estimated useful lives. Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed. The annual provision for depreciation has been computed in accordance with the following ranges of asset lives: buildings and improvements 10 to 30 years; leasehold improvements over the lease term; machinery and equipment three to eight years; gaming operations machines two to three years; and furniture and fixtures 10 years.

We review the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

Goodwill and indefinite lived intangible assets are not amortized but are reviewed annually, or more frequently if an event occurs or circumstances change, for indications that the asset might be impaired. Any impairment loss is charged to expense in the period in which such loss is determined. Identified intangible assets with finite lives, including licensed technology and patents, are amortized using the straight-line method over their estimated useful lives. We continually evaluate the reasonableness of the useful lives of these assets, and any change in the lives assigned to amortizable assets will impact results of operations.

Other assets include royalty and licensing advances made in connection with licensing agreements we have for the use of third-party intellectual property. When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid-up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming device sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases, the amortization of the advances are included in cost of sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations. To the extent we determine that the products developed would not fully recover the guaranteed minimum amounts, we would record an immediate charge against earnings at the time of such determination.

Revenue Recognition > We record revenue on product sales, net of rebates, discounts and allowances, when persuasive evidence of an agreement exists, the sales price is fixed or determinable, the product is delivered and collectibility is reasonably assured. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

Gaming operations revenues under operating type lease agreements are estimated and recognized as earned when collectibility is reasonably assured. Lease agreements are based on either a predetermined percentage of the daily net win of each gaming machine or a fixed daily rental fee. WAP revenues are recognized based upon a percentage of amounts wagered, called coin-in, on each gaming machine and are recognized as earned when collectibility is reasonably assured.

Under agreements with licensees who are generally located in geographic or other markets where we are not active, we are paid royalties based upon our licensees' purchase or placement of gaming devices with our licensed themes, artwork and other intellectual property. Royalties are recorded as earned when collectibility is reasonably assured.

Advertising Expense > The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2004, 2003 and 2002 was $0.6 million, $0.7 million and $0.8 million, respectively.

Research and Development Costs > As a result of the gaming license requirements and regulatory approvals necessary to commercialize products in our business, our products reach technological feasibility shortly before products are released to manufacturing. Accordingly, internal research and development expenditures relating to the development of new products, including improvements to existing products, are expensed as incurred.

Foreign Currency Translation > The local currency is the functional currency (primary currency in which business is conducted) for our operations in Canada, Spain, Australia, the United Kingdom and South Africa. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded in a separate component of stockholders' equity. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Accounting for Income Taxes > We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Earnings (Loss) Per Share > The reconciliation of the numerators and denominators of the basic and diluted earning (loss) per share was:

Year Ended June 30, 2004	Loss	Shares	Per Share Amount
(In millions, except per share amounts)			
Basic EPS			
Loss applicable to common stock	$(0.9)	29.7	$(0.03)
Effect of dilutive securities:			
—options	—	—	—
—warrants	—	—	—
—convertible notes	—	—	—
Diluted EPS			
Loss applicable to common stock	$(0.9)	29.7	$(0.03)

Year Ended June 30, 2003	Loss	Shares	Per Share Amount
(In millions, except per share amounts)			
Basic EPS			
Loss applicable to common stock	$(8.3)	30.4	$(0.27)
Effect of dilutive securities:			
—options	—	—	—
—convertible notes	—	—	—
Diluted EPS			
Loss applicable to common stock	$(8.3)	30.4	$(0.27)

Year Ended June 30, 2002	Income	Shares	Per Share Amount
(In millions, except per share amounts)			
Basic EPS			
Income applicable to common stock	$9.9	32.1	$ 0.31
Effect of dilutive securities—options	—	0.4	(0.01)
Diluted EPS			
Income applicable to common stock	$9.9	32.5	$ 0.30

Year Ended June 30,	2004	2003	2002
If WMS had recognized income:			
Impact of incremental stock options and warrants that would have resulted in additional diluted shares outstanding under the treasury stock method	1.4	0.4	NA
If WMS had recognized income in excess of $0.40 per share:			
Common stock issued upon conversion of the 2.75% convertible subordinated notes	5.8	0.1	—
Excluded anti-dilutive common stock equivalents due to the option grant price exceeding the market price for WMS common stock:			
Stock options and warrants	0.3	2.5	0.9

Shares of common stock underlying options and our $115.0 million of convertible subordinated notes were not included in the computation of diluted earnings per share because the effect of their conversion would have been anti-dilutive.

The 52,312 shares of unearned restricted stock granted in May 2004 were not included in the computation of diluted loss per share in fiscal 2004. In addition, the 29,912 shares of unearned restricted stock granted in June 2003 were also not included in the computation of diluted loss per share in fiscal 2004 or 2003. The 250,000 shares of unearned restricted stock granted in 2002 were not included in the computation of diluted loss per share in fiscal 2003 or 2002. See Note 11.

Stock-Based Employee Compensation > We have elected to continue to follow the intrinsic value based method prescribed by APB Opinion No. 25 to account for stock options granted to employees and directors, as allowed by SFAS No. 123. Under APB No. 25, we do not recognize compensation expense upon the issuance of stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

The following table presents a comparison of the reported net income (loss), earnings (loss) per share and compensation cost of options granted to employees to the pro forma amounts that would have been reported if stock option compensation expense had been determined using the fair value method allowed by SFAS No. 123 for the three years ended June 30, 2004:

	2004	2003	2002
(In millions, except per share amounts)			
As reported:			
Net income (loss)	$ (0.9)	$ (8.3)	$ 9.9
Earnings (loss) per share:			
Basic	$(0.03)	$(0.27)	$0.31
Diluted	$(0.03)	$(0.27)	$0.30
Stock-based employee compensation cost, net of related tax effects, included in the determination of net income (loss)	$ 0.4	$ —	$ —
Pro forma amounts if the fair value method had been applied to all stock compensations awards:			
Pro forma net income (loss)	$ (8.9)	$(15.2)	$ 3.3
Pro forma earnings (loss) per share:			
Basic	$(0.30)	$(0.50)	$0.10
Diluted	$(0.30)	$(0.50)	$0.10
Stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss)	$ 8.4	$ 6.9	$ 6.6

The pro forma fair value of each option grant is estimated on the date of grant or modification using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2004, 2003 and 2002: dividend yield of 0% for all three years; expected volatility of 0.36 in fiscal 2004, 0.46 in fiscal 2003 and 0.44 in fiscal 2002; risk-free interest rates of 4.00% in 2004, 3.56% in 2003 and 4.00% in 2002; and expected life of the options of six years for all three years. The weighted average pro forma fair value, using the Black-Scholes assumptions noted above, of the options granted during fiscal 2004, 2003 and 2002 was $12.13, $6.52 and $8.04, respectively.

Recently Issued Accounting Standards > In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments; 1) mandatory redeemable shares, which the issuing company is obligated to buy back with cash or other assets; 2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominately to a variable such as a market index, or varies inversely with the value of the issuer's shares. In general, Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of Statement No. 150 did not have an impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises the requirements for employers' disclosures about pension and other postretirement benefit plans. The statement is effective for fiscal years beginning after December 15, 2003. We have two frozen defined benefit pension plans related to former businesses that we have previously accounted for as discontinued operations. We adopted the revision to SFAS No. 132 effective January 1, 2004 and such adoption did not have an impact on our disclosures as the provisions of SFAS No. 132 indicate it should not be applied to immaterial amounts.

In March 2004, the FASB published an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statement 123 and 95." This proposed standard would impact the accounting for stock-based payments. The standard, which is proposed to be effective for fiscal years beginning after December 15, 2004, would require that we recognize an expense for our stock-based payment programs, including stock options. We are currently evaluating the provisions of this proposed standard to determine its impact on our future financial statements, if adopted.

NOTE 3:
Reclassification of Tax Advance to Midway Games Inc.

Our 2003 Consolidated Statement of Operations for the year ended June 30, 2003 reflected the write-off of a $3.9 million tax advance to Midway Games Inc. (Midway) as current federal tax expense. We have reclassified this amount from income tax expense to interest and other income and expense in this year's presentation of our 2003 Consolidated Statement of Operations.

The tax advance receivable from Midway under tax sharing and separation agreements represents a cash advance accrued in June 2003 to this former subsidiary that was spun-off from WMS in 1998. The payment was made in July 2003 because WMS net operating loss carrybacks for pre-spin-off years prevented Midway from realizing tax benefits of carrying back its post-spin-off net operating losses to pre-spin-off years. The payment represents an adjustment to the spin-off value of Midway, which was treated as a tax-free dividend to WMS stockholders at the spin-off date. The amount is repayable by Midway under the agreements, upon a change of control of Midway or on its return to profitability for tax purposes, which would enable Midway to realize the tax benefit on its tax returns. The write-off was due to the uncertainty of the payback period from Midway of the amount advanced.

NOTE 4:
Information on Geographic Areas

Product sales and gaming operations revenues from customers in Europe, Canada, Latin America and Asia amounted to approximately $59.9 million, or 26.0%, $48.4 million, or 27.1%, $30.7 million, or 17.6%, of total revenues for fiscal 2004, 2003 and 2002 respectively. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2004, 2003 and 2002, 18.1%, 19.7% and 19.2%, respectively, of trade accounts receivable are from customers located outside of the United States.

Year Ended June 30	2004	2003	2002
(In millions)			
Revenues:			
United States	$170.3	$130.3	$144.0
Russia	19.5	16.3	3.7
Canada	10.8	9.7	11.8
All others, less than 3% each	29.6	22.4	15.2
Total	$230.2	$178.7	$174.7
Long-lived assets:			
United States	$ 77.6	$ 75.7	$ 71.2
Canada	0.5	1.0	1.3
All others, less than 1% each	0.5	1.1	0.6
Total	$ 78.6	$ 77.8	$ 73.1

The geographic sales information is by country of destination. Our operations outside the United States include participation games located in Canada, Europe and South Africa, sales offices in Spain and South Africa and a game development studio in Australia and the United Kingdom.

NOTE 5:
Property, Plant and Equipment and Gaming Operations Machines

At June 30, net property, plant and equipment were:

	2004	2003
(In millions)		
Land	$ 2.6	$ 2.6
Buildings and improvements	36.4	35.2
Machinery and equipment	37.7	28.7
Furniture and fixtures	6.8	6.5
	83.5	73.0
Less accumulated depreciation	(29.8)	(22.8)
Net property, plant and equipment	$ 53.7	$ 50.2

At June 30, net gaming operations machines were:

	2004	2003
(In millions)		
Gaming machines	$ 80.4	$ 76.3
Less accumulated depreciation	(55.5)	(48.7)
Net gaming operations machines	$ 24.9	$ 27.6

We reclassified $0.2 million and $2.3 million net book value of gaming operations machines to inventory during fiscal 2004 and 2003, respectively.

NOTE 6:
Other Assets

At June 30, other assets were:

	2004	2003
(In millions)		
Prepaid royalties and licensing advances	$ 22.8	$ 11.1
Deferred tax assets—non-current, net	5.5	1.9
Notes receivable	0.8	2.0
Goodwill	2.3	1.6
Debt issuance costs, net	3.8	3.5
Other	3.2	2.4
Total other assets	$ 38.4	$ 22.5

NOTES
to Consolidated Financial Statements (continued)

NOTE 7:
Intangible Assets

At June 30, intangible assets were:

	2004	2003
(In millions)		
Prepaid royalties and licensing advances	$37.2	$17.7
Accumulated amortization	(9.7)	(4.5)
	$27.5	$13.2
Goodwill	$ 2.3	$ 1.6
Patents application costs	$ 1.9	$ 0.5

At June 30, 2004 and 2003, both goodwill and patents application costs have no accumulated amortization. Once issued, patents will be amortized over four to seventeen years.

Prepaid royalties and licensing advances at June 30, 2004 and 2003 include both current and non-current asset balances. Amortization expense for prepaid royalties and licensing advances, which is charged to cost of product sales and cost of gaming operations, was $5.2 million, $3.5 million and $1.0 million for fiscal 2004, 2003 and 2002, respectively.

The estimated aggregate amortization expense as of June 30, 2004 for each of the next five years is as follows:

	(In millions)
2005	$ 4.7
2006	10.0
2007	8.8
2008	3.4
2009	1.4

The estimated aggregate future intangible amortization as of June 30, 2004 does not reflect the significant commitments we have for future payments for royalties and licenses. See Note 13.

NOTE 8:
Other Accrued Liabilities

At June 30, other accrued liabilities were:

	2004	2003
(In millions)		
Accrued property taxes	$ 1.2	$ 1.1
Midway tax separation liability	—	4.0
Royalties payable	9.9	4.9
Software anomaly reserves	0.4	1.7
Sales taxes payable	1.6	1.0
Deferred revenue	3.0	1.0
Accrued interest	1.5	—
Other accrued liabilities	1.4	2.3
Total other accrued liabilities	$19.0	$16.0

NOTE 9:
Income Taxes

The following is a summary of income (loss) before income taxes of U.S. and international operations for the three years ended June 30, 2004:

	2004	2003	2002
(In millions)			
United States	$(4.0)	$(20.0)	$14.9
International	1.0	1.1	0.6
Total	$(3.0)	$(18.9)	$15.5

Significant components of the provision (benefit) for income taxes for the three years ended June 30, 2004 were:

	2004	2003	2002
(In millions)			
Current			
Federal	$ —	$ (7.8)	$ 4.5
State	—	—	0.6
Foreign	0.7	0.5	0.3
Total current	0.7	(7.3)	5.4
Deferred			
Federal	(8.5)	(2.6)	(0.1)
State	(1.0)	(1.0)	—
Foreign	—	0.1	(0.1)
Total deferred	(9.5)	(3.5)	(0.2)
Tax benefit resulting from stock options	6.7	0.2	0.4
Income tax provision (benefit), net	$(2.1)	$(10.6)	$ 5.6

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Significant components of our deferred tax assets and liabilities at June 30 were:

	2004	2003
(In millions)		
Deferred tax assets resulting from:		
Current:		
Net operating loss carryforward (NOL)	$ 8.5	$2.3
Research and development tax credit carryforward	1.9	1.2
Receivables valuation	1.1	1.0
Inventory valuation	2.0	1.6
Accrued items not currently deductible	1.1	1.5
Total current	14.6	7.6
Non-current:		
Foreign tax credit carryforward (FTC)	1.8	1.2
Book over tax depreciation	3.5	0.5
Other non-current	0.6	0.2
Total non-current deferred tax assets	5.9	1.9
Valuation allowance, relating to foreign NOL's and FTC	(1.8)	—
Net deferred tax assets	18.7	9.5
Deferred tax liabilities resulting from:		
Other	—	0.3
Net deferred tax assets	$18.7	$9.2

No deferred tax provision has been made for United States taxes related to approximately $2.7 million of undistributed earnings of foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when the remittance occurs.

At June 30, 2004, we had $1.9 million of research and development tax credit carryforwards expiring from 2021 through 2024, $1.8 million of foreign tax credit carryforwards expiring from 2006 through 2009, $38.2 million of state net operating loss carryforwards expiring from 2008 through 2019, $19.9 million of net federal operating loss carryforwards expiring in 2023 and 2024 and $1.0 million of foreign net operating loss with unlimited carryforward.

At June 30, 2004, we believe it is more likely than not that we will realize substantially all of the benefit of these net deferred tax assets, including the net operating loss carryforwards and research and development tax credit carryforwards. Accordingly, we have only provided a minimal valuation allowance against these deferred tax assets. In determining the level of required valuation allowance, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate for fiscal 2004, 2003 and 2002 as follows:

	2004	2003	2002
Statutory federal income tax rate	(35.0)%	(35.0)%	35.0%
State income taxes, net of federal benefit	(4.0)	(2.9)	2.9
Dividend received deduction on investment income	(4.6)	(2.0)	(2.6)
Research tax credits	(15.7)	(3.0)	(1.8)
Permanent items	3.2	0.7	1.4
Foreign rate differential	(11.2)	1.6	—
Change of prior years' taxes	1.4	(12.5)	—
Export sales benefit	(13.8)	(2.2)	(0.4)
Alternative minimum tax credit	—	(8.4)	—
South African losses without current tax benefit	8.6	—	—
Other, net	0.2	7.6	1.6
Effective tax rate	(70.9)%	(56.1)%	36.1%

Other, net in our fiscal 2003 provision reflects a 7.8% or $3.9 million non-deductible pre-tax write-off related to the tax impact of fully reserving our tax advance receivables from Midway, a former subsidiary, under terms of tax sharing and separation agreements entered into prior to the spin-off date due to the uncertainty of the payback period.

NOTE 10:
Line of Credit and Convertible Subordinated Notes

We renewed an unused line of credit for $50.0 million under a revolving credit agreement for a one-year term to May 21, 2005, which contains usual credit terms for a bank line. No borrowing occurred on the line in fiscal 2004 and 2003.

In June 2003, we issued $100.0 million of convertible subordinated notes bearing interest at 2.75% maturing on July 15, 2010. On July 3, 2003, we issued an additional $15 million of convertible subordinated notes under identical terms to cover an over-allotment option granted to the initial purchaser of the notes. The notes are exchangeable at any time into an aggregate of 5.8 million shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, which commenced on January 15, 2004. None of the holders have converted any of their convertible subordinated notes into our common stock.

We have no maturities of debt or sinking fund requirements through June 30, 2010.

Our loan agreement requires that we maintain a minimum amount of tangible net worth and certain financial ratio covenants which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2004, approximately $29.4 million is available for such distributions under the most restrictive of these covenants.

NOTE 11:
Stockholders' Equity and Common Stock Plans

Our authorized common stock consists of 100.0 million shares of $.50 par value. Additionally, there are 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

On April 6, 1998, the WMS Rights Agreement became effective. Under the Rights Agreement, each share of our common stock has an accompanying right to purchase, under certain conditions, one one-hundredth of a share of our Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of our common stock valued at the then current market price. The rights become exercisable if any person or entity that did not, before the Plan was adopted, own 15% or more of our common stock acquires beneficial ownership of 15% or more of our common stock. The rights are redeemable by us at $.01 per right, subject to certain conditions, at any time and expire in 2007.

We utilize the Black-Scholes pricing model to determine the fair value of equity instruments issued in exchange for goods or services. During fiscal 2004, we issued warrants to a licensor. In valuing the warrants, we used the Black-Scholes model and incorporated the following assumptions: risk-free rate of 4.15%; expected volatility of 0.54; expected life of 10 years; and expected dividend zero. The risk-free rate is determined based on the interest rate of U.S. Government treasury obligations with a maturity date comparable to the life of the warrants issued. Other assumptions, relating to the warrant's life, strike price and our common stock price, were determined at the date the warrants were issued. We will recognize expense based on the terms of the underlying license agreement. No such instruments were issued in fiscal 2003. During fiscal 2002, we issued options to consultants and we incorporated the following assumptions into the model: risk-free rate of 4.00%; expected volatility of 0.44; expected life of 6 years; and expected dividend-zero. The risk-free rate is determined based on the interest rate of U.S. Government treasury obligations with a maturity date comparable to the life of the option issued. Other assumptions, relating to option life, strike price and stock price, are determined at the date the option is issued. The expense recognized is based on the vesting schedule of the options granted to consultants.

During fiscal 2004, 2003 and 2002, we expensed $0.1 million, $0.1 million and $0.3 million, respectively, for the value of common stock options issued for services from consultants.

Common stock repurchase program > In January 2002, our Board of Directors authorized a $20 million common stock repurchase plan to repurchase our common stock from time to time in open market or privately negotiated transactions. By August 2, 2002, this repurchase program was completed. In September 2002, our Board of Directors authorized a twelve-month plan to repurchase an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. As of March 31, 2003, this repurchase program was completed. In April 2003, our Board of Directors authorized a new twelve-month plan to repurchase up to an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. In June 2003, in conjunction with the completion of our private placement of convertible subordinated notes due 2010 to qualified institutional buyers, our Board of Directors authorized the expansion of this repurchase plan to $25 million. The June 2003 $25 million plan has now expired. Since the inception of the first common stock repurchase program in January 2002 through September 30, 2003, we have repurchased 3.2 million or 9.9% of our previously outstanding shares for an aggregate price of $42.5 million at an average price of $13.31 per share.

The following tables summarizes our stock repurchase activity in fiscal 2004, 2003 and 2002.

Date of Board Stock Repurchase Plan Authorization	Amount of Plan Authorization	Shares Purchased	Cost of Shares Purchased	Average Price per Share
(In millions except per share amounts)				
Repurchases in fiscal 2002:				
January 2002 Plan	$20.0	0.5	$ 8.6	$15.82
Total fiscal 2002 purchase activity		0.5	8.6	15.82
Repurchases in fiscal 2003:				
January 2002 Plan		1.1	11.4	10.36
September 2002 Plan	10.0	0.8	10.0	12.00
April 2003/June 2003 Plan	25.0	0.5	7.5	15.22
Total fiscal 2003 purchase activity		2.4	28.9	12.29
Repurchases in fiscal 2004:				
April 2003/June 2003 Plan		0.3	5.0	16.75
Total fiscal 2004 purchase activity		0.3	5.0	16.75
Grand total all plans, fiscal 2002–2004 activity		3.2	$42.5	$13.31

NOTES

to Consolidated Financial Statements (continued)

On August 9, 2004, our Board of Directors authorized the repurchase of up to $20.0 million of the our common stock over the next twelve months. The purchases will be made from time to time in open market or privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

Stock Option and Treasury Bonus Plans > At June 30, 2004, 4.1 million shares of common stock were reserved for possible issuance under stock option plans. We have stock option and treasury share bonus plans, as well as a policy of granting restricted stock, under which certain employees, officers, directors and consultants are participants. Under the stock option plans, we may grant non-qualified options on shares of common stock through the year 2012 and under certain plans, we may grant incentive stock options. Options may be granted to employees and under certain plans to officers, non-employee directors and consultants. The stock option committee has the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years or the strike price generally be granted at less than 100% of the fair market value of the stock on the date of grant.

Under Delaware law and our certificate of incorporation, authorized but unissued shares of our common stock may be granted as restricted stock from time to time as determined by our Board of Directors, except as limited by NYSE rules. Upon issuance of stock, unearned compensation equivalent to the market value of the shares granted on the grant date is charged to stockholders' equity and is subsequently amortized to expense over the vesting period. In fiscal 2002, 250,000 restricted shares were granted with a weighted average fair value at grant date of $4.2 million, which were subsequently repurchased in fiscal 2003.

In fiscal 2003, 29,912 shares with a weighted average fair value at grant date of $0.5 million were granted to four of our officers in lieu of any cash bonuses for fiscal 2003. In fiscal 2004, 52,312 shares with a weighted average fair value at grant date of $1.5 million were granted to certain of our executive officers and to vice presidents in lieu of any cash bonuses for fiscal 2004. Under both of these restricted grants, grantees are entitled to any cash dividends and to vote their shares, but may not sell or transfer their shares during the one-year vesting period.

Our Treasury Share Bonus Plan for key employees covers 64,312 shares of common stock of which none were available for grant on June 30, 2004. The vesting and terms of the awards are determined at the discretion of management. Awards of 52,312 shares of treasury stock were outstanding under this plan at June 30, 2004; none were outstanding at June 30, 2003 or 2002.

A summary of the status of our stock option plans for the three years ended June 30, 2004 is as follows:

	Options *(In millions)*	Weighted Average Exercise Price
Outstanding at June 30, 2001	2.3	$13.03
Granted	1.3	16.70
Exercised	(0.1)	10.61
Forfeited	(0.1)	7.62
Outstanding at June 30, 2002	3.4	14.74
Granted	0.8	13.43
Exercised	(0.1)	6.56
Forfeited	(0.1)	17.99
Outstanding at June 30, 2003	4.0	14.57
Granted	1.0	27.16
Exercised	(1.1)	11.41
Forfeited	(0.1)	15.25
Outstanding at June 30, 2004	3.8	$18.72

The following table summarizes information about stock options outstanding at June 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (In millions)	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding (In millions)	Weighted Average Exercise Price
$ 2.69–$ 5.25	0.1	3.5	$ 4.10	0.1	$ 4.10
7.13– 10.50	0.3	5.5	8.86	0.2	8.84
10.75– 16.04	1.1	7.9	13.98	0.7	13.60
16.88– 22.88	1.4	6.8	19.06	0.9	19.07
24.83– 32.17	0.9	9.5	27.18	0.3	24.89
$ 2.69–$32.17	3.8	7.7	$18.72	2.2	$16.81

At June 30, 2003, 2.2 million options with a weighted average exercise price of $13.94 per share were exercisable. At June 30, 2002, 1.5 million options with a weighted average exercise price of $13.27 per share were exercisable.

Warrant Grant > In September 2003, our Board of Directors, as part of the inducement to a licensor to extend their license agreement with us, approved a grant of 250,000 common stock purchase warrants valued at $3.9 million. The warrants' exercise price is $35.04 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants expire on September 14, 2013. The grant was exempt from registration under Section 5 of the Securities Act since it was made only to the licensor and did not involve any public offering under Section 4(2) of the Securities Act.

Repurchase of Stock Grant > Effective March 1, 2002, we issued a restricted stock grant of 250,000 shares of common stock held in treasury to Mr. Louis J. Nicastro, Chairman of our Board of Directors and a non-employee director. This grant was issued in consideration for his service as Chairman of the Technology Committee of the Board of Directors, which was established to provide enhanced oversight of the timely completion of the first phase of our technology improvement plan. On May 7, 2003, we purchased Mr. Nicastro's rights to the 250,000 restricted shares for a purchase price of $14.00 per share. This share price reflects a discount of $0.50 per share from the closing market price on May 6, 2003. We recorded a pre-tax charge to our statement of operations of $3.5 million, $2.2 million after tax, in the June 2003 quarter to reflect this transaction, and the shares were returned to us and placed in treasury.

NOTE 12:
Concentration of Credit and Market Risk and Fair Value Disclosures of Financial Instruments

Financial instruments, which potentially subject us to concentrations of credit and market risk, consist primarily of cash equivalents, short-term investments and trade notes and accounts receivable. By policy, we place our cash equivalents and short-term investments only in high credit quality securities and limit the amounts invested in any one security. However, our overnight cash balances are held by our main commercial bank. The accounts and notes receivable from the sale of gaming devices are generally from a large number of customers with no significant concentration other than in Nevada and Russia. No customers accounted for more than 10% of consolidated revenues in fiscal 2004, 2003 and 2002.

The carrying amounts of cash, investments, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities. The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2004 and 2003, the fair value of the notes receivable approximated the carrying value.

As of June 30, 2004, we had $115.0 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $151.0 million. The fair value of our convertible fixed rate debt is significantly dependent on the market price of our common stock into which it can be converted.

NOTE 13:
Commitments and Contingencies

We lease certain office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 2004 as follows:

	(In millions)
2005	$ 2.1
2006	2.3
2007	2.1
2008	2.0
2009	1.8
Thereafter	9.4
	$19.7

Rent expense for fiscal 2004, 2003 and 2002 was $2.1 million, $2.0 million, and $1.8 million, respectively.

We routinely enter into license agreements with others for the use of intellectual properties in our products. These agreements generally provide for royalty and license advances when the agreements are signed, and provide for minimum guarantees as well as additional contingent payments based on future events. The total potential commitments at June 30, 2004 was $92.7 million, a significant increase from the amount at June 30, 2003 of $29.6 million. At June 30, 2004, we had total potential royalty and license commitments, advances and payments made, and potential future payments as follows:

June 30, 2004	Guaranteed Minimums	Contingent Payments	Total Potential Payments
(In millions)			
Total royalty and license commitments	$ 90.0	$ 2.7	$ 92.7
Advances and payments made	$(36.2)	—	$(36.2)
Potential future payments	$ 53.8	$ 2.7	$ 56.5

Of the $36.2 million total advances and payments made through June 30, 2004, $8.7 million has been charged to expense and the remaining $27.5 million is included in the June 30, 2004 balance sheet; $4.7 million in other current assets and $22.8 million in other assets.

As of June 30, 2004, we have potential royalty and license payments as follows:

Year Ended June 30,	Guaranteed Minimums	Contingent Payments	Total Potential Payments
(In millions)			
2005	$10.0	$2.2	$12.2
2006	10.5	0.5	11.0
2007	9.3	—	9.3
2008	8.9	—	8.9
2009	4.9	—	4.9
Thereafter	10.2	—	10.2
Total	$53.8	$2.7	$56.5

In January 2002, we announced a three-part technology improvement plan to stabilize the operating system software in our gaming devices. As part of this technology improvement plan, we have pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. For the short-term phase of the plan, our internally developed version of the operating system continues to successfully operate in casinos in jurisdictions where is has been installed. As a result, we no longer intend to use an alternative operating system, which was originally licensed, among other uses, to serve as a backup during the short-term phase of the plan. In fiscal 2003, we recorded a pre-tax charge of $2.8 million, or $1.7 million after-tax to write off this license agreement obligation. At June 30, 2004, we had guaranteed minimum payments related to technology alternatives aggregating $10.4 million, all of which had been paid as advances and $0.3 million had been recognized as expense. An additional $1.3 million of contingent payments may become payable based on future events. These amounts are included in the table above. If we determine that we will not realize the value of a particular licensed technology alternative, we will record an immediate charge against earnings at the time of such determination of up to $11.4 million if all of the alternatives were to have no further value to us.

We had an agreement with IGT for the operation of *SURVIVOR* branded games on its wide-area progressive system. Under this agreement we recorded our 50% proportionate share of revenues and costs from operating activities and all of the assets we owned and liabilities we incurred in connection with the operating activities in our consolidated financial statements under this agreement. In fiscal 2003, we expensed $0.4 million pre-tax related to an estimated impairment of the *SURVIVOR* intellectual property license and we recorded a pre-tax write-down of approximately $1.1 million, to reduce the carrying value of *SURVIVOR* inventory to net realizable value. At June 30, 2004 and 2003, the net remaining book value of *SURVIVOR* related inventory and intellectual property assets and commitments for both companies was approximately $0.0 million and $2.6 million, respectively. In January 2004, the remaining *SURVIVOR* WAP themed system was shut down.

On June 17, 2003, we announced that we would allow our agreement with Stargames Corporation Pty Ltd. for exclusive North American distributorship rights to their *RAPID ROULETTE* table gaming product to expire on June 30, 2003. We encountered several significant obstacles in bringing this product to market, including regulatory, technical, and customer acceptance issues. As a result of the expiration of the agreement, we recorded a non-cash pre-tax charge of $3.4 million in fiscal 2003 to write down *RAPID ROULETTE* inventory to net realizable value and write-off distribution rights assets.

NOTE 14:
Litigation

On October 2, 2003, La Societe de Loteries du Quebec (Loto-Quebec) filed claims against us and Video Lottery Consultants Inc., a subsidiary of IGT (VLC) in the Superior Court of the Province of Quebec. The pleadings allege that Loto-Quebec would be entitled to be indemnified by the manufacturers of Loto-Quebec's VLTs, specifically WMS and VLC, if the class action plaintiffs, described below, are successful in the pending class action lawsuit against Loto-Quebec. We are currently proceeding with discovery, and we intend to vigorously defend ourselves against the allegations. We are unable to predict the outcome of these actions, or a reasonable estimate of the range of possible loss, if any.

The class action lawsuit discussed in Loto-Quebec's claim was brought on May 18, 2001 against Loto-Quebec in the Superior Court of the Province of Quebec. It alleges that the members of the class developed a pathological gambling addiction by using Loto-Quebec's VLTs and that Loto-Quebec, as owner, operator and distributor of VLTs, failed to warn players of the alleged dangers associated with VLTs. Class status was granted by the Court on May 6, 2002, authorizing Jean Brochu to act as the representative plaintiff. The class of 119,000 members is requesting damages totaling almost $700 million Canadian dollars, plus interest.

NOTE 15:
Retirement Plans

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5 percent of covered employees' compensation as defined in the plan. Our expense for the defined contribution plans totaled $1.6 million, $1.0 million and $0.6 million in fiscal 2004, 2003 and 2002, respectively.

We have two frozen defined benefit pension plans related to discontinued operations. Pension expense for these plans was not significant in the aggregate.

NOTES
to Consolidated Financial Statements (continued)

NOTE 16:
Supplemental Disclosure of Cash Flow Information and Summary of Non-Cash Investing and Financing Activities

Year Ended June 30,	2004	2003	2002
(In millions)			
Supplemental Disclosure of Cash Flow Information			
Income taxes paid	$1.0	$0.3	$11.5
Income tax refunds received	$6.6	$9.6	$10.4
Investment income received	$2.6	$2.1	$ 2.7
Interest paid	$1.8	$ —	$ —
Schedule of Non-Cash Investing Activities			
Gaming operations machines transferred to inventory	$0.2	$2.3	$ —
Issuance of 250,000 stock warrants to licensor	$3.9	$ —	$ —
Schedule of Non-Cash Financing Activities			
Write-down of tax advance receivables from Midway under tax sharing and separation agreements	$ —	$4.0	$ —
Reversal of stock option benefits from Midway under tax sharing and separation agreements	$ —	$3.0	$ —

The tax advance receivable from Midway under tax sharing and separation agreements represents a cash advance accrued in June 2003 to this former subsidiary that was spun-off from WMS in 1998. The payment was made in July 2003 because WMS net operating loss carrybacks for pre-spin-off years prevented Midway from realizing tax benefits of carrying back its post-spin-off net operating losses to pre-spin-off years. The payment represents an adjustment to the spin-off value of Midway, which was treated as a tax-free dividend to WMS stockholders at the spin-off date. The amount is repayable by Midway under the agreements, upon a change of control of Midway or on its return to profitability for tax purposes, which would enable Midway to realize the tax benefit on its tax returns. The write-off was due to the uncertainty of the payback period from Midway of the amount advanced.

The reversal of stock option benefits relates to the exercise of WMS stock options by Midway employees in fiscal 2000 and 1999 subsequent to the Midway spin-off. Under the terms of the tax sharing agreement, due to Midway not receiving the full tax benefit of its post-spin-off net operating losses caused by the provision in lieu benefits from the stock option exercises, the $3 million was paid by WMS to Midway in fiscal 2000. This amount is repayable by Midway under the agreements, upon a change of control of Midway or on its return to profitability for tax purposes, which would enable Midway to realize the tax benefit on its tax returns. The reversal of the stock option benefit was due to the uncertainty of the payback period from Midway of the amount advanced.

NOTE 17:
Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal 2004 and 2003 is as follows:

	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
(In millions, except per share amounts)				
Fiscal 2004 Quarters				
Revenues	$ 46.7	$ 51.5	$ 63.8	$ 68.2
Gross profit	27.4	29.3	34.6	36.2
Net income (loss)	(1.9)	(0.4)	0.5	0.9
Per share of common stock:				
Basic:				
Net income (loss)	$(0.06)	$(0.01)	$ 0.02	$ 0.03
Shares used	29.3	29.5	29.9	30.1
Diluted:				
Net income (loss)	$(0.06)	$(0.01)	$ 0.02	$ 0.03
Shares used	29.3	29.5	30.8	31.2

(In millions, except per share amounts)	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003
Fiscal 2003 Quarters				
Revenues	$ 42.4	$ 43.6	$ 41.8	$ 50.9
Gross profit	26.4	27.7	24.4	27.1
Net income (loss)	0.7	(1.8)	(2.0)	(5.2)
Per share of common stock:				
Basic:				
Net income (loss)	$ 0.02	$(0.06)	$(0.06)	$(0.17)
Shares used	30.9	30.6	30.3	29.8
Diluted:				
Net income (loss)	$ 0.02	$(0.06)	$(0.06)	$(0.17)
Shares used	31.2	30.6	30.3	29.8

The December 2002 quarter includes an after-tax charge of $1.7 million, to write off a license agreement obligation associated with an alternate operating system to serve as a backup to our version 2.57 operating system.

The March 2003 quarter includes an after-tax charge of $0.3 million, related to an estimated impairment of the *SURVIVOR* intellectual property license, and an after-tax benefit of $0.7 million resulting from truing up the prior year tax return.

The June 2003 quarter includes an after-tax charge of $2.2 million, related to the purchase of rights to restricted stock at a discount from market value, an after-tax charge of $2.1 million to write off inventory and distribution rights for *RAPID ROULETTE*, an after-tax charge of $0.7 million, related to the estimated impairment of *SURVIVOR* related inventory, and an after-tax credit of $3.4 million, for tax adjustments resulting from finalizing prior year tax returns and a $4.0 million pre-tax and after-tax charge pursuant to tax sharing and separation agreements with Midway.

The June 2004 quarter includes an after-tax benefit of $1.1 million, to adjust our effective tax rate for fiscal 2004 given our overall pre-tax loss and greater tax credits than originally anticipated.

Board of Directors, Board Committees & Executive Officers

BOARD OF DIRECTORS

Louis J. Nicastro
Chairman of the Board

Brian R. Gamache
President and Chief Executive Officer

Norman J. Menell
Vice Chairman of the Board

Harold H. Bach, Jr.
Private Investor

William C. Bartholomay
Group Vice Chairman
Willis Group Holdings Ltd.
(Insurance Brokers)
Chairman of the Board of the Atlanta Braves

William E. McKenna
General Partner
MCK Investment Company
(Private Investment Company)

Donna B. More
Shareholder
Greenberg Traurig, LLP
(Attorneys-at-Law)

Neil D. Nicastro
Private Investor

Harvey Reich
Attorney-at-Law

David M. Satz, Jr.
Partner
Saiber Schlesinger Satz & Goldstein
(Attorneys-at-Law)

Ira S. Sheinfeld
Partner
Hogan & Hartson LLP
(Attorneys-at-Law)

BOARD COMMITTEES

Nominating and Corporate Governance Committee:

Norman J. Menell
Chairman

William C. Bartholomay

Audit and Ethics Committee:

William E. McKenna
Chairman

Harold H. Bach, Jr.

William C. Bartholomay

Compensation Committee:

William C. Bartholomay
Chairman

William E. McKenna

Harvey Reich

Gaming Compliance Committee:

David M. Satz, Jr.
Chairman

Donna B. More

Harvey Reich

EXECUTIVE OFFICERS

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Orrin J. Edidin
Executive Vice President and Chief Operating Officer

Seamus McGill
Executive Vice President and Managing Director, International Operations

Kathleen J. McJohn
Vice President, General Counsel and Secretary

Robert R. Rogowski
Vice President of Finance and Controller

PUBLICATIONS

A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn.: Treasurer
800 S. Northpoint Blvd.
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It has also adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to stockholders, without charge, upon written request addressed to us at 800 South Northpoint Boulevard, Waukegan, IL 60085, attention: Treasurer. These documents can also be viewed on the Corporate Governance page of our website at: www.wmsgaming.com.

LEGAL NOTICES:

Bluebird, Classic TV Game Show Series, CPU-NXT, Prize Spin, Tour of Stars and WMS Gaming are trademarks of our subsidiary WMS Gaming Inc.

3 WAY ACTION is a trademark of Yehia Awada.

HOLLYWOOD SQUARES is a trademark of King World Productions, Inc.

MEN IN BLACK is a trademark of Columbia Pictures Industries, Inc.

MONOPOLY is a trademark of Hasbro, Inc.

SURVIVOR is a trademark of Survivor Productions LLC.

MATCH GAME is a trademark of FremantleMedia Operations BV.

POWERBALL is a trademark of the Multi-State Lottery Association.

RAPID ROULETTE is a trademark of Stargames Corporation Limited and Crown Limited.

EXECUTIVE OFFICE
800 S. Northpoint Blvd.
Waukegan, IL 60085
(847) 785-3000

AUDITORS
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

COUNSEL TO THE COMPANY
Shack Siegel Katz & Flaherty P.C.
530 Fifth Avenue
New York, NY 10036

TRANSFER AGENT AND REGISTRAR
Stockholder Inquiries:
The Bank of New York
Stockholder Relations
Department 11-E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458
www.stockbny.com

Certificate Transfers and Address Changes:
The Bank of New York
Receive and Deliver
Department 11-W
P.O. Box 11002
Church Street Station
101 Barclay Street
New York, NY 10286

WEBSITE
www.wmsgaming.com

STOCKHOLDER RELATIONS
Scott D. Schweinfurth
(847) 785-3760

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange under the symbol "WMS." The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High ($)	Low ($)
Fiscal Year Ended June 30, 2004		
First Quarter	26.08	15.38
Second Quarter	27.75	22.60
Third Quarter	32.40	25.17
Fourth Quarter	32.95	25.35
Fiscal Year Ended June 30, 2003		
First Quarter	16.30	9.28
Second Quarter	18.10	11.96
Third Quarter	15.82	10.50
Fourth Quarter	17.70	12.00

On August 27, 2004, there were approximately 945 holders of record of our common stock.

No cash dividends were declared or paid on our common stock during fiscal 2004 or 2003. The payment of future cash dividends will depend upon, among other things, our earnings, anticipated expansion and capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment will be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate.

Our loan agreement requires that we maintain a minimum amount of tangible net worth and certain financial ratio covenants which could limit our ability to declare dividends or make any distribution to holders or any shares of capital stock, or redeem or otherwise acquire such shares of our Company. As of June 30, 2004, approximately $29.4 million was available for such distributions under the most restrictive of these covenants.

On August 9, 2004, our Board of Directors authorized the repurchase of up to $20 million of our common stock over the next twelve months. The purchases may be made from time to time in open market or privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

Designed by Curran & Connors, Inc. / www.curran-connors.com

WMS Industries Inc.

[illegible] S. Northpoint Blvd., Waukegan, IL 60085

[illegible] 2000 Fax (847) 785-3058

www.wmsgaming.com